Exhibit 99.1

Disclosure Statement relating to the Business Combination

Summary of the Business Combination

Overview of the Business Combination

The business combination (the “Business Combination”) consists of Moolec Science SA’s (“Moolec”) strategic business combination with Bioceres Group Limited (formerly, Bioceres Group PLC) (“Bioceres Group”), Gentle Technologies Corp (“Gentle Tech”), and Nutrecon LLC (“Nutrecon”), resulting in an enlarged company structure with Moolec as the parent company. Moolec is a public limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg and has its ordinary shares and warrants listed on Nasdaq.1 Subject to the terms and conditions of the Business Combination Agreement (the “Business Combination Agreement” or the “BCA”), which was signed on April 17, 2025, several parties will transfer their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to Moolec (Cayman Islands). In exchange, Moolec (Cayman Islands) will issue a combination of newly issued shares and warrants of Moolec (Cayman Islands) to the shareholders of the Contributed Entities, as more fully described below.

Moolec Structure Pre-Business Combination

The expected corporate structure of Moolec (Cayman Islands) immediately prior to the closing of Business Combination (the “Closing”) is as shown below:

[1]	Moolec is proposing to change its jurisdiction by discontinuing from the Grand Duchy of Luxembourg and transferring by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands (the “Redomiciliation”). An extraordinary general meeting has been called for April 22, 2025 to vote on the Redomiciliation (the “Extraordinary General Meeting”). The re-domiciled Cayman Islands entity is referred to herein as “Moolec (Cayman Islands).” In connection with the Redomiciliation, all of the ordinary shares of Moolec, with nominal value of $0.01 per share, will by operation of law become shares of Moolec (Cayman Islands), par value $0.01 per share (the “Shares”). It is anticipated that the Redomiciliation will occur prior to the Closing.

Bioceres Group Pre-Business Combination

The corporate structure of Bioceres Group prior to the Business Combination is as shown below. As noted in the section entitled “The Business Combination Agreement—Post-closing carve-out of Theo,” Theo I SC Sp (“Theo”) is being excluded from the Business Combination and will be transferred to Bioceres Group’s shareholders following the Closing. Also note that 50% of the shares of Gentle Tech are held by Bioceres Group and will be contributed as part of the contribution of Bioceres Group to Moolec (Cayman Islands).

Bioceres Group Shareholders
100%
Bioceres Group Contributed Assets
Bioceres Group Limited
50%
Gentle Technologies Corp
89.93%
Bioceres SA
100%
Bioceres Tech Services
96.2%
Theo I SCSp
77%
H2Farm
51%
Gentle Farming
100%
Bioceres LLC
50%
Agrality
Subsidiaries
64%
G-FAS
39.1% and 44.1% (voting rights)
Bioceres Crop Solutions Corp.
50%
Agrality Seeds
85%
MENDON SEED GROWERS
Subsidiaries
87.5%
50%
Agrality R&D
NEBRASKA IRRIGATED SEEDS
100%
48%
INMET
INDEAR

Nutrecon Structure Pre-Business Combination

The corporate structure of Nutrecon prior to the Business Combination is as shown below:

Gentle Tech Structure Pre-Business Combination

The remaining 50% of the shares of Gentle Tech is held by Union Group Ventures Ltd (“Union Group”) and the relevant corporate structure prior to the Business Combination is as shown below:

Consideration for Contribution of Contributed Entities

At the Closing, under the terms and conditions of the BCA, including the indemnity and deduction provisions, the following will occur: (i) Moolec (Cayman Islands) will issue to Bioceres Group shareholders 3.15 Shares for each Bioceres Group share exchanged; (ii) Moolec (Cayman Islands) will issue 5,000,000 Shares and grant 5,000,000 warrants to buy Shares at a price of $2.00 per share, exercisable within three years after the Closing, to Nordelis Ventures Ltd (“Nordelis”) in exchange for 50,000 Nutrecon units; (iii) Moolec (Cayman Islands) will issue 1,475,000 Shares to Union Group in exchange for 1,000,000 issued and outstanding ordinary shares of Gentle Tech (which represent 50% of the outstanding ordinary shares of Gentle Tech). Pursuant to the BCA, the ratio referred to in (i) above and the Share and warrant numbers referred to in (ii) and (iii) above will be adjusted proportionally to reflect the completion of the reverse share split, which is a condition to Closing.

The parties further agreed that (x) the ratio of 3.15 set forth above, as well as any other issuances pursuant to the Business Combination that consider this ratio as a reference, and (y) the number of Shares and the number and exercise price of warrants set forth above, as well as any other issuances pursuant to the Business Combination that consider these numbers or exercise price as references might be adjusted based on the ratio selected at the Extraordinary General Meeting of the shareholders of Moolec which will be held, among other matters, to approve the reverse share split.

Applicable Deductions

The parties have agreed on certain arrangements regarding the Shares to be issued at Closing. Firstly, the Bioceres Group shareholders who are parties to the Moolec Subscription Agreement dated December 20, 2022 (the “Moolec Subscription Agreement”) will see a reduction in the number of Shares they receive, intended to account for the amount owed to Moolec pursuant to the Moolec Subscription Agreement. This adjustment will be calculated based on the greater of the two values (i) the 20-day Volume Weighted Average Price (“VWAP”) for Shares as of two business days before Closing, or (ii) a set price of $2.00 per Share (subject to adjustment to reflect the completion of the reverse share split). Secondly, each Bioceres Group shareholder will have the number of Shares they receive adjusted downward to accommodate the payment of UK stamp tax applicable to the transfer of Bioceres Group shares.

Holdback

Pursuant to the terms and conditions of the BCA, the Bioceres Group shareholders, Nordelis and Union Group will be responsible for defending, indemnifying, and holding harmless Moolec, its affiliates, and their representatives against any liabilities that may arise, including third-party claims. These liabilities, referred to as “Losses”, could be incurred during investigations or defenses, or in maintaining or enforcing their rights under the BCA. Losses may result from a breach or inaccuracy in any representation or warranty made by Bioceres Group shareholders, Bioceres Group, Nordelis, Nutrecon, Gentle Tech and Union Group, or from any tax-related issues. At Closing, Moolec (Cayman Islands) will withhold 10% of the exchange consideration (the “Holdback Amount”), to cover any potential claims.

The Holdback Amount serves as a protection for any claims that may arise. One year after the Closing, Moolec (Cayman Islands) will issue and distribute the Holdback Amount less any amount of Shares corresponding to any claim for Losses (the “Returning Holdback Amount”) pro rata to the Bioceres Group shareholders, Nordelis and Union Group. If any Losses arise, Moolec will inform Bioceres Group shareholders, Nordelis and Union Group in writing, explaining the nature and amount of the claims, along with the deductions from the Holdback Amount due to any claim for Losses, which will be calculated by Moolec in good faith.

Moolec Structure following Closing of the Business Combination

Immediately following the Closing of the Business Combination, the corporate structure of Moolec (Cayman Islands), including the Contributed Entities, will be as shown below. Note that the carve out of Theo from Bioceres Group (the “Theo Carve-Out”), will occur post-Closing of the Business Combination. See the section entitled “The Business Combination Agreement—Post-closing carve-out of Theo.”

It is anticipated that the Theo spin-off will comprise the pro-rata transfer of Bioceres Group Limited’s holdings in Theo to the Bioceres Group shareholders, such that each Bioceres Group shareholder will hold Theo interests proportionate to their percentage shareholding in Bioceres Group Limited prior to the Business Combination.

Nordelis Ventures Corp
Union Group Ventures Ltd
Theo I SCSp
The Biotech Company
Bioceres Crop Solutions Corp.
Bioceres Group Limited
UG Holdings LLC
Others
Bioceres Group Shareholders
X%*
Moolec Science SA
50%
100%
100%
Bioceres Group Limited
Nutrecon LLC
Subsidiaries of Moolec pre-transaction
50%
89.93%
100%
90%
Gentle Technologies Corp
Bioceres SA
Bioceres Tech Services
96.2%
Synbio Powerlabs OY
77%
51%
100%
50%
48%
H2Farm
Gentle Farming
Bioceres LLC
Agrality
INMET
Theo I SCSp
64%
39.1% and 44.1% (voting rights)
G-FAS
Bioceres Crop Solutions Corp.
50%
Agrality Seeds
MENDON SEED GROWERS
85%
Subsidiaries
Subsidiaries
87.5%
50%
Agrality R&D
NEBRASKA IRRIGATED SEEDS
INDEAR
100%

**Note*: To be determined after applicable deductions and reverse stock split.*

Reasoning for Moolec Board Approval of the Business Combination

The following discussion sets forth material factors considered by Moolec’s board of directors (the “Board”) in reaching its determination to approve the terms and authorize the execution of the BCA for the purpose of implementing the Business Combination; however, it may not include all of the factors considered. Because of the number and wide variety of factors considered in connection with its evaluation of the BCA, the Board did not consider it practicable to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination, and did not attempt to do so. The Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. Individual directors may have given different weight to different factors.

This explanation of the reasons for the approval of the Business Combination by the Board and all related information provided in this section constitutes forward-looking information and should be read in conjunction with the section titled “Forward-Looking Statements” in the explanatory note in the Form 6-K.

Main Factors Considered

In the course of reaching its decision to approve the terms and authorize the execution of the BCA for the purpose of consummating the Business Combination, the Board consulted with Moolec senior management, internal legal counsel, external legal counsel and other advisors and reviewed a significant amount of information and considered a number of factors, including, without limitation, the following:

●	Moolec’s prospects if it remained a small public company, including its present cash runway and ability to raise additional required capital to continue funding the scale up of the operations until becoming cash flow positive;

●	the fact that the non-binding letter of intent signed on the December 27, 2024 relating to the Business Combination arose from a proposal made by existing shareholders representing more than 70% of our outstanding shares;

●	that Moolec, under the direction of the Board, had conducted an active process previously to identify alternative transactions and determined that the likelihood, if any, of any superior alternative strategic transaction being or becoming available in the near term in view of Moolec’s available capital and sources of additional capital was challenging;

●	the fact that the counterparties are assigning a value of $2.00 per share for Moolec which represents a significant premium considering the current share price in the range of $0.60 per share;

●	the expectation that additional capital resources would be available for Moolec as a result of the Business Combination;

●	The belief that the combined company will be able to benefit Moolec’s existing shareholders by a combination of synergistic assets in the ingredients business, agricultural sector and biotech space;

●	the fact that the principal components of the Business Combination, including issuance of shares pursuant to the BCA would be submitted to the Moolec shareholders for approval at an extraordinary general meeting;

●	the benefit of incorporating the Contributed Entities that follow the Business Combination would cause Moolec to be vertically integrated and with significantly increased revenues and growth going forward;

●	the expectation that the Business Combination provides the combined company with an experienced and qualified management team with a demonstrated record of success;

●	the expectation that the Business Combination would provide a solid large operational platform for Moolec’s management and scientific team to continue scaling up Moolec’s most important projects such as GLASO™, PiggySooy™, Peea1 and fermentation joint ventures projects and products;

●	the results of Moolec’s due diligence review of the most important contributed assets and prospects for value creation for Moolec shareholders in connection with the Business Combination;

●	the Board’s belief that the Business Combination would provide the existing Moolec shareholders with an opportunity to participate in the potential growth of the combined company following the Business Combination and the potential long-term value of the Contributed Entities; and

●	the financial presentation and opinion of Evans & Evans to the Board as to the fairness to Moolec, from a financial point of view, of the consideration to be received under the Business Combination, which opinion was based upon and subject to the factors, assumptions, limitations and qualifications set forth in the section titled “—Fairness Opinion of Evans & Evans.”

Potential Risks Considered

The Board also considered a number of uncertainties and risks in its deliberations concerning the Business Combination by the BCA, including the following:

●	the prohibition on Moolec to solicit alternative acquisition proposals from the signing of the BCA through the Closing;

●	the fact that the Business Combination contributes quality assets but also a significant amount of debt;

●	the possible volatility of the trading price of the Shares resulting from the announcement, pendency or Closing of the Business Combination;

●	the fact that Moolec’s shareholders would experience significant dilution by virtue of the exchange ratio that is central to the Business Combination;

●	the risk to Moolec’s business, operations and financial results in the event that the Business Combination is not consummated in a timely manner or at all;

●	the capital requirements of the combined company and the risk that the combined company may not be able to obtain debt or equity financing sufficient to fund the anticipated needs of the combined company after the Closing;

●	the risk that the combined company will not be successful in scaling up some of the assets of the Contributed Entities such as Gentle Tech and other projects;

●	the risk that revenues from Contributed Entities’ future products and services may be less than expected;

●	the risks, challenges and costs inherent in combining the operations of the all the Contributed Entities;

●	the fact that certain of Moolec’s directors and executive officers may have different opinions in terms of the best path forward for Moolec and the developments of its assets; and

●	various other risks associated with the combined company and the Business Combination.

Conclusion

The Board weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Board unanimously concluded that the benefits of the Business Combination outweighed the risks, determined that the Business Combination was in the best interests of Moolec and its shareholders and approved the terms and authorized the execution of the BCA for the purpose of implementing the Business Combination.

Fairness Opinion of Evans & Evans

Moolec retained Evans & Evans to evaluate the fairness, from a financial point of view, to Moolec shareholders of the consideration to be paid to such holders in the Transaction.

On March 19, 2025, at a meeting of the Moolec board of directors, Evans & Evans rendered to the Board an oral opinion, which has been confirmed by delivery of a written opinion dated April 16, 2025, to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in such opinion that the consideration in the BCA is fair from a financial point of view to the Moolec shareholders.

The summary of the written opinion of Evans & Evans, dated April 16, 2025, set forth in this disclosure statement is qualified in its entirety by reference to the full text of Evans & Evans’ opinion. Evans & Evans’ opinion was rendered to the Board in connection with its evaluation of the BCA and did not address any terms or other aspects (other than the consideration to the extent expressly specified in Evans & Evans’ opinion) of the transactions contemplated by the BCA. Evans & Evans’ opinion did not address Moolec’s underlying business decision to effect such transactions or the relative merits of such transactions as compared to any alternative business strategies or transactions that might be available to Moolec and did not address any legal, regulatory, tax, or accounting matters. Evans & Evans’ opinion is not intended to and does not constitute a recommendation to any Moolec shareholder as to how such shareholder should vote or act with respect to the Business Combination or any matter relating thereto.

With respect to the bullets listed below and in connection with rendering its opinion, although Evans & Evans considered internal information provided to it with respect to the business, earnings, cash flow, assets and liabilities of Moolec, the Contributed Entities and discussions conducted with the management and representatives of Moolec and the Contributed Entities, Evans & Evans created its own financial models that served as the basis for its analysis set forth below and the opinion it rendered to the Board.

In connection with its opinion, Evans & Evans:

●	reviewed certain internal information relating to the business, earnings, cash flow, assets and liabilities of Moolec furnished to Evans & Evans by Moolec;

●	prepared financial models and discussed with the management of Moolec the assumptions contained therein;

●	reviewed prospective financial information for the Contributed Entities prepared by management of the Contributed Entities;

●	reviewed consensus prospective financial information for Moolec and Bioceres Crop Solutions Corp. (“BIOX”);

●	conducted discussions with members of the management and representatives of Moolec concerning the information described in the two foregoing bullet points;

●	reviewed publicly available financial and stock market data of certain other companies in lines of business that Evans & Evans deemed relevant for Moolec and the Contributed Entities;

●	reviewed corporate organization charts for the Contributed Entities as provided by management of the Contributed Entities;

●	reviewed trading data for Moolec and BIOX;

●	reviewed websites and investor presentations on Moolec and the Contributed Entities as prepared by their respective management teams;

●	reviewed certain incorporation documents of the Contributed Entities;

●	reviewed broker reports pertaining to Moolec and BIOX;

●	reviewed certain internal information relating to the business, earnings, cash flow, assets and liabilities of the Contributed Entities furnished to Evans & Evans by management of the Contributed Entities;

●	conducted discussions with members of the management and representatives of the Contributed Entities regarding past and prospective future operations;

●	reviewed Moolec’s capital structure furnished to Evans & Evans by the management of Moolec both on a standalone basis pre-transaction and on a pro forma basis giving effect to the transaction contemplated by the BCA;

●	reviewed the BCA; and

●	conducted such other financial studies and analyses and took into account such other information as Evans & Evans deemed appropriate.

Evans & Evans, with Moolec’s consent, relied upon the information supplied to, discussed with or reviewed by Evans & Evans for purposes of its opinion being complete and accurate in all material respects. Evans & Evans did not assume any responsibility for independent verification of, and did not independently verify, any of such information.

With Moolec’s consent, Evans & Evans relied upon, without independent verification, the assessment by Moolec and its legal, tax and regulatory with respect to legal, tax and regulatory matters. In addition, Evans & Evans relied upon, with Moolec’s consent, the assessments of the management of Moolec as to the existing technology, products and services of the Contributed Entities and the validity of, and risks associated with, the future technology, products and services of the Contributed Entities. Evans & Evans assumed, with Moolec’s consent, that there will be no developments with respect to any of the foregoing that would affect Evans & Evans’ analyses or opinion. With Moolec’s consent, Evans & Evans assumed that any adjustments to the consideration in accordance with the BCA or otherwise would not be material to Evans & Evans’ analysis or its opinion. In addition, Evans & Evans relied upon, with Moolec’s consent, the assessments of the management of Moolec as to Moolec’s ability to retain key employees of the Contributed Entities. In addition, with Moolec’s consent, Evans & Evans did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Moolec or the Contributed Entities, nor had Evans & Evans been furnished with any such evaluation or appraisal.

Further, Evans & Evans’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Evans & Evans as of the date of its opinion. Evans & Evans assumed no responsibility for updating its opinion based on developments after the date of its opinion. As stated above, Evans & Evans’ opinion did not address the underlying business decision to effect the transactions contemplated by the BCA or the relative merits of the same as compared to any alternative business strategies or transactions that might be available to Moolec and does not address any legal, regulatory, tax, or accounting matters.

With Moolec’s consent, Evans & Evans did not opine on what the value of the shares of Moolec would be when issued pursuant to the transactions contemplated by the BCA. Evans & Evans did not express any opinion as to fair value or the solvency of Moolec, the Contributed Entities or Moolec following the Closing. In rendering its opinion, Evans & Evans assumed, with Moolec’s consent, that the transaction contemplated by the BCA, will be consummated in accordance with its terms without any waiver or modification that could be material to Evans & Evans’ analysis, and that the parties to the BCA will comply with all the material terms of the BCA. Evans & Evans assumed, with Moolec’s consent, that all governmental, regulatory, or other consents and approvals necessary for the completion of the transaction contemplated by the BCA will be obtained except to the extent that could not be material to Evans & Evans’ analysis.

The prospective financial information referred to in the fairness opinion has been prepared by, and is the responsibility of, the Company’s management. Price Waterhouse & Co. S.R.L. has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Price Waterhouse & Co. S.R.L. does not express an opinion or any other form of assurance with respect thereto. The Price Waterhouse & Co. S.R.L. reports included in this document relates to the previously issued financial statements of Bioceres Group plc and Bioceres Crop Solutions Corp. The reports do not extend to the prospective financial information and should not be read to do so.

The prospective financial information referred to below was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information.

Summary of the Financial Analyses of Evans & Evans

In preparing its opinion to the Board, Evans & Evans performed a variety of financial and comparative analyses, and, for purposes of its opinion, used only those financial models that Evans & Evans created. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying Evans & Evans’ opinion, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses. The preparation of a financial opinion or analysis is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion or analysis is not readily susceptible to summary description. In arriving at its opinion, Evans & Evans considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any particular factor or method of analysis considered by it. Rather, Evans & Evans made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, Evans & Evans believes that its analyses and factors summarized below must be considered as a whole and in context. Evans & Evans further believes that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Evans & Evans considered industry performance, general business, economic, market and financial conditions and other matters, existing as of the date of its opinion, many of which are beyond the control of Moolec and the Contributed Entities. No company, business or transaction reviewed is identical or directly comparable to Moolec, the Contributed Entities or their respective businesses or the Business Combination. Accordingly, an evaluation of these analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning business, financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or views regarding the comparability of such companies, businesses or transactions. Accordingly, such analyses may not necessarily include all companies, businesses or transactions that could be deemed relevant. The estimates of the future performance of Moolec and the Contributed Entities in or underlying Evans & Evans’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates or those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which a company may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the assumptions and estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as the views of Evans & Evans regarding the actual values of Moolec or any of the Contributed Entities. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 7, 2025 and is not necessarily indicative of current market conditions.

The type and amount of consideration payable in the transaction contemplated by the BCA was determined through negotiations between Moolec, Bioceres Group, Nutrecon, and Gentle Tech, rather than by any financial advisor, and was approved by the Board. The decision to enter into the BCA was solely that of the Board. Receipt of Evans & Evans’ opinion and analyses should not be viewed as determinative of the views of the Board or management with respect to the transaction or the consideration payable in the transaction.

Financial Analyses

The summary of the financial analyses described in this section entitled “— Financial Analyses” is a summary of the material financial analyses provided by Evans & Evans in connection with its opinion, dated April 17, 2025, to the Board. The summary set forth below is not a comprehensive description of all analyses undertaken by Evans & Evans in connection with its opinion, nor does the order of the analyses in the summary below indicate that any analysis was given greater weight than any other analysis. The financial analyses summarized below include information presented in tabular format. In order to fully understand Evans & Evans’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Evans & Evans. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Evans & Evans. Future results may differ from those described and such differences may be material.

The financial data utilized for Moolec and the Contributed Entities in the financial analyses described below were based on, among other things: (i) certain internal information relating to the business, earnings, cash flow, assets and liabilities of Moolec and the Contributed Entities furnished to Evans & Evans by Moolec and the Contributed Entities; (ii) certain internal information relating to expenses expected to result from the transaction furnished to Evans & Evans by Moolec; (iii) Moolec’s capital structure furnished to us by the management of Moolec both on a standalone basis pre-transaction and on a pro forma basis giving effect to the transaction; (iv) publicly available financial and stock market data of certain other companies in lines of business that Evans & Evans deemed relevant; and (v) such other financial studies and analyses and such other information as Evans & Evans deemed appropriate.

In undertaking the Guideline Public Company (“GPC”) Analyses outlined below, Evans & Evans did not have access to non-public information of any of the selected guideline public companies (collectively the “GPCs”). Accordingly, a complete valuation analysis of Moolec or any of the Contributed Entities cannot rely solely upon a quantitative review of the GPCs selected for each entity but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of the company under review. Therefore, the GPC Analysis is subject to certain limitations.

A GPC analysis is a valuation technique that provides an estimation of value by applying a valuation multiple to a specific financial metric for the subject company. These valuation multiples are either observed or derived from market prices of actively traded public companies, publicly available historical financial information, and consensus equity research analyst estimates of future financial performance. The valuation process includes, but is not limited to, a comparison of various quantitative and qualitative factors between the subject business and other similar businesses.

Evans & Evans also conducted Discounted Cash Flow (“DCF”) Analyses with respect to Moolec and the Contributed Entities as summarized below. Determination of an appropriate discount rate to use in the DCF Analysis requires a degree of judgment. Evans & Evans considered a number of factors in determining the discount rate range for each of the entities, including the results of published studies on discount rates, industry reports, broker reports and professional judgement. In developing the weighted average cost of capital (“WACC”) for each of Moolec and the Contributed Entities, Evans & Evans used a build-up method for the cost of equity. The build up method for equity considers the risk free rate, a large cap equity risk premium and a small cap equity risk premium based on the Kroll Cost of Capital Navigator data, a country specific risk premium based on industry date, an industry specific risk premium based on the average betas of the GPCs and a company specific risk premium (“CSRP”). Where possible, the cost of debt was estimated using each respective entities own cost of debt. For entities with no debt, or where the cost of existing debt was not made available to Evans & Evans, a build up method was used. The build up method includes market data on corporate bonds, a country risk default spread based on industry studies, and a CSRP.

Moolec Analyses

Trading Price Analysis (Market Approach)

Evans & Evans reviewed Moolec’s trading prices over the 10, 30, 90 and 180 trading days preceding the date of the opinion. Using the 10-day and 30-day VWAP of Moolec as of the date of the opinion, Evans & calculated the equity value of Moolec in the range of $26 million to $29 million.

Guideline Public Companies Analysis (Market Approach)

Using public filings and other publicly available information, Evans & Evans compared certain financial information of Moolec to corresponding financial information GPCs that, based on Evans & Evans’ professional judgment and experience, were considered generally relevant for purposes of analysis. Evans & Evans included companies in the plant-based products, ingredients and bioscience industries. In the view of Evans & Evans, Moolec is at such an early stage with respect to revenue generation as compared to the GPCs, that the analysis is limited in its applicability. Evans & Evans selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of Moolec.

Evans & Evans utilized the Selected GPC Analysis to select a weighting of fiscal 2025 and 2026 revenue multiples to estimate a range of enterprise values for Moolec. Evans & Evans initially identified 17 companies whose shares trade on recognized stock exchanges and thereafter upon further review of financial and operating results selected eight publicly traded companies that it deemed relevant in its analysis (the “Moolec GPCs”). Evans & Evans selected the Moolec GPCs based on their relative similarity, primarily in terms of business focus, revenue growth history and outlook, products, profit margins and other characteristics, to that of Moolec. Companies were removed from the analysis for the following reasons: (1) early stage companies with limited relevant operating metrics; (2) target markets that did not have sufficient overlap with Moolec; (3) broader international customer base; and (4) a lack of forward looking data.

Evans & Evans noted that none of the Moolec GPCs are perfectly comparable to Moolec. The tables below summarize certain observed historical and projected financial performance and trading multiples of the Moolec GPCs (“N/A” denotes not publicly available).

	2025 E	2026 E	2027 E	2025 E	2026 E	2027 E
	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA
	Growth	Growth	Growth	Growth	Growth	Growth

Beyond Meat, Inc.	-0.4%	2.7%	5.3%	-49.3%	-23.9%	-110.3%
Simply Better Brands Corp.	-38.9%	59.0%	N/A	-135.7%	180.0%	N/A
SunOpta Inc.	9.2%	8.2%	N/A	29.8%	15.7%	N/A
Ingredion Incorporated	1.0%	2.7%	1.1%	5.5%	3.2%	-2.1%
Givaudan SA	11.3%	4.9%	5.2%	21.3%	4.8%	4.9%
International Flavors & Fragrances Inc.	-5.5%	-0.9%	4.3%	20.6%	2.0%	6.6%
DSM-Firmenich AG	9.8%	2.6%	4.3%	60.9%	2.3%	6.5%
MGP Ingredients, Inc.	-24.5%	-2.1%	N/A	-41.9%	8.3%	N/A

Average	-4.7%	9.6%	4.0%	-11.1%	24.1%	-18.9%
Median	0.3%	2.7%	4.3%	13.0%	4.0%	4.9%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	2024A	2025E	2026E	TTM	TTM Capital
	EBITDA	EBITDA	EBITDA	Debt/	Expenditure /
	Margin	Margin	Margin	Total Capital	Revenue

Beyond Meat, Inc.	-38.4%	-19.6%	-14.5%	83.8%	3.4%
Simply Better Brands Corp.	-8.8%	5.1%	9.0%	7.9%	N/A
SunOpta Inc.	10.7%	12.7%	13.6%	31.2%	4.4%
Ingredion Incorporated	16.4%	17.1%	17.2%	18.5%	4.1%
Givaudan SA	22.3%	24.3%	24.3%	11.2%	3.2%
International Flavors & Fragrances Inc.	15.1%	19.3%	19.9%	33.1%	4.0%
DSM-Firmenich AG	12.5%	18.3%	18.3%	16.7%	5.0%
MGP Ingredients, Inc.	26.5%	20.4%	22.6%	36.1%	10.1%

Average	7.0%	12.2%	13.8%	29.8%	4.9%
Median	13.8%	17.7%	17.7%	24.8%	4.1%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	EV/		EV/		EV/		EV/		EV/		EV/
	TTM		2025E		2026E		TTM		2025E		2026E
	EBITDA		EBITDA		EBITDA		Revenue		Revenue		Revenue
Beyond Meat, Inc.	N/A		N/A		N/A		3.77	(x)	3.78	(x)	3.68	(x)
Simply Better Brands Corp.	N/A		26.48	(x)	9.46	(x)	.76	(x)	1.36	(x)	.85	(x)
SunOpta Inc.	9.01	(x)	6.94	(x)	6.	(x)	.96	(x)	.88	(x)	.81	(x)
Ingredion Incorporated	7.29	(x)	6.91	(x)	6.7	(x)	1.2	(x)	1.18	(x)	1.15	(x)
Givaudan SA	23.05	(x)	18.99	(x)	18.12	(x)	5.14	(x)	4.62	(x)	4.4	(x)
International Flavors & Fragrances Inc.	15.32	(x)	12.7	(x)	12.45	(x)	2.32	(x)	2.45	(x)	2.47	(x)
DSM-Firmenich AG	16.15	(x)	10.04	(x)	9.81	(x)	2.02	(x)	1.84	(x)	1.79	(x)
MGP Ingredients, Inc.	4.67	(x)	8.04	(x)	7.42	(x)	1.24	(x)	1.64	(x)	1.68	(x)

Average	12.58	(x)	12.87	(x)	9.99	(x)	2.17	(x)	2.22	(x)	2.11	(x)
Median	12.17	(x)	10.04	(x)	9.46	(x)	1.63	(x)	1.74	(x)	1.73	(x)

Historical and projected years indicate 12-month periods ending December 31

TTM = Trailing Twelve Months

EV: Enterprise Value = Market capitalization plus debt, net of cash and cash equivalents

Based on the data shown in the tables above, Evans & Evans selected a range of valuation multiples to apply to a weighting of Moolec’s fiscal year 2025 and 2026 forecast revenues.

Evans & Evans considered the multiple for the Moolec GPCs as outlined in the tables above in its determination of reasonable multiples for Moolec given the Moolec GPCs’ relative similarities to Moolec. Evans & Evans analyzed 2024 through 2026 EBITDA and revenue growth and 2024 through 2026 EBITDA margins for the Moolec GPCs and compared these metrics to those of Moolec for fiscal years 2024, 2025 and 2026. Evans & Evans used these comparisons and the multiples of enterprise value (“EV”) to 2025 revenue and EV to 2026 revenue for the Moolec GPCs to select revenue multiple range of 2.70x to 2.85x to apply to Moolec’s forecast fiscal year 2025 revenues and a multiple of 2.48x to 2.61x to apply to Moolec’s fiscal year 2026 revenues to arrive at an EV range for each set of multiples. Evans & Evans then weighted the two EV ranges resulting in an estimated current enterprise value range for Moolec. Evans & Evans selected multiples that, in its judgment, reflected Moolec’s revenue growth outlook, capital requirements, profit margins, management experience and other characteristics relative to the Moolec GPCs.

Evans & Evans’ GPC Analysis resulted in an estimated equity value range, after adding cash and deducting debt, for Moolec of $9.0 million to $10.5 million, which is significantly lower than Moolec’s market capitalization. In the view of Evans & Evans, limited weighting should be placed on the GPC analysis as Moolec is not at the stage of commercialization where its growth rate has stabilized.

Precedent Transactions Analysis (Market Approach)

Evans & Evans did not identify transactions involving companies with publicly available financial information that Evans & Evans believed, based on its experience and professional judgment, to be generally relevant for purposes of this analysis.

Discounted Cash Flow Analysis (Income Approach)

Evans & Evans performed a DCF Analysis of Moolec using a financial forecast that Evans & Evans developed with the guidance of Moolec’s management and other information and data provided by Moolec’s management to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by Moolec through the end of fiscal year 2033.

Evans & Evans assessed the reasonableness of the Moolec model by comparing Moolec’s revenue growth, EBITDA growth, and EBITDA margins of the Moolec GPCs and professional judgement. Capital expenditures considered in the analysis were estimated by Evans & Evans using industry benchmarking. Annual working capital requirements were based on benchmarking of the Moolec GPCs and professional judgement. Evans & Evans assumed that annually Moolec would require an amount of debt-free-net-working capital equal to 17.5% of revenues.

In developing the CSRP Evans & Evans also considered (i) Moolec’s business plan, (ii) Moolec’s projected financial performance and growth and (iii) risks facing Moolec in order to achieve projected results, including execution risk, financing, tariffs, regulatory and competitive risks, among others. Evans & Evans also considered the experience of the management team and the ability to secure future financing to fund operations. Based on these factors, Evans & Evans used discount rates ranging from 20% to 21% to discount the projected unlevered free cash flows and the terminal value. Evans & Evans believes that this range of discount rates is consistent with the rate of return that shareholders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based. In developing the discount rate, Evans & Evans considered a capital structure of 25% debt and 75% equity based on benchmarking of the Moolec GPCs and professional judgement.

In determining the unlevered cash flows, Evans & Evans deducted approximately $16 million in capital expenditures over approximately 8 years.

A tax rate of approximately 23.9% was used in the analysis along with an expected long-term growth rate (“LTGR”) of 2.0% and an industry beta of 1.07.

In performing the DCF analysis of Moolec Evans & Evans considered a terminal value multiple of 5.5x free cash flow in the terminal year as a midpoint. The terminal multiple was compared to the EBITDA multiples of the selected GPCs and was found to be conservative. The terminal value represents approximately 61% of Moolec’s enterprise value. After-tax free cash flows from each period in each set were discounted to April 7, 2025 using the mid-period convention.

The equity value of Moolec under the DCF Analysis was determined to be in the range of $87.3 million to $94.3 million.

A sensitivity analysis on Moolec’s EV was calculated as outlined below using various LTGRs and discount rates.

Moolec Conclusion

Evans & Evans calculated the equity value of Moolec using the DCF Analysis, the GPC Analysis and the Trading Price Analysis. Evans & Evans then weighted the DCF Analysis and the Trading Price Analysis calculate an equity value of $44.4 million to $48.6 million, which represents a 71% to 87% premium to the Moolec market capitalization as of the date of the opinion.

BIOX Analyses

Trading Price Analysis (Market Approach)

Evans & Evans reviewed BIOX’s trading prices over the 10, 30, 90 and 180 trading days preceding the date of the opinion. Using the 10-day and 60-day VWAP of BIOX as of the date of the opinion, Evans & calculated the equity value of BIOX in the range of $282.4 million to $324.4 million.

Guideline Public Companies Analysis (Market Approach)

Using public filings and other publicly available information, Evans & Evans compared certain financial information of BIOX to corresponding financial information for selected GPCs that, based on Evans & Evans’ professional judgment and experience, Evans & Evans considered generally relevant for purposes of analysis. Evans & Evans included companies in the crop services, agriculture science, specialty chemicals and crop protection industries.

Evans & Evans selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of BIOX.

Evans & Evans utilized the GPC Analysis to select a weighting of trailing 12 month (“TTM”) and 2025 expected EBITDA multiples to estimate a range of enterprise values for BIOX.

Evans & Evans identified 11 companies whose shares trade on recognized stock exchanges which, after review of financial and operating results were deemed relevant in its analysis (the “BIOX GPCs”). Evans & Evans selected the BIOX GPCs based on their relative similarity, primarily in terms of business focus, revenue growth history and outlook, capital requirements, profit margins and other characteristics, to that of BIOX.

Evans & Evans noted that none of the BIOX GPCs are perfectly comparable to BIOX.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the BIOX GPCs.

	2025 E	2026 E	2027 E	2025 E	2026 E	2027 E
	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA
	Growth	Growth	Growth	Growth	Growth	Growth

Corteva, Inc.	2.3%	3.4%	2.8%	17.5%	8.4%	8.2%
American Vanguard Corporation	-5.0%	4.6%	2.8%	-9.6%	17.8%	15.9%
Bayer CropScience Limited	1.8%	10.5%	10.7%	-33.8%	52.3%	17.7%
FMC Corporation	-1.8%	7.0%	5.5%	10.5%	10.9%	6.9%
Nufarm Limited	-7.4%	8.4%	5.6%	86.2%	18.0%	8.6%
Evogene Ltd.	65.3%	52.7%	85.1%	-37.3%	-22.7%	-72.0%
Rallis India Limited	-1.1%	12.5%	12.9%	3.3%	21.0%	19.3%
Bayer Aktiengesellschaft	5.4%	1.5%	1.6%	9.2%	4.8%	2.2%
Dow Inc.	-0.4%	4.6%	3.8%	2.2%	16.9%	10.0%
UPL Limited	4.3%	7.9%	8.4%	89.2%	20.1%	13.7%
Eden Research plc	32.4%	18.3%	N/A
Average	8.7%	11.9%	13.9%	13.7%	14.8%	3.0%
Median	1.8%	7.9%	5.6%	6.2%	17.3%	9.3%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	2024A	2025E	2026E	TTM	TTM Capital
	EBITDA	EBITDA	EBITDA	Debt/	Expenditure /
	Margin	Margin	Margin	Total Capital	Revenue

Corteva, Inc.	18.8%	21.6%	22.6%	6.6%	3.5%
American Vanguard Corporation	8.1%	7.7%	8.7%	62.3%	1.7%
Bayer CropScience Limited	18.4%	12.0%	16.5%	0.0%	n/a
FMC Corporation	19.1%	21.5%	22.3%	43.2%	1.6%
Nufarm Limited	5.3%	10.6%	11.6%	39.9%	3.8%
Evogene Ltd.	-240.9%	-91.3%	-46.3%	0.0%	7.4%
Rallis India Limited	11.3%	11.8%	12.7%	0.0%	n/a
Bayer Aktiengesellschaft	19.6%	20.3%	21.0%	65.7%	6.0%
Dow Inc.	11.8%	12.1%	13.5%	43.7%	7.6%
UPL Limited	9.6%	17.4%	19.4%	0.0%	n/a
Eden Research plc	-51.1%	-30.2%	-24.0%	0.0%	3.8%

Average	-15.5%	1.2%	7.1%	23.8%	4.4%
Median	11.3%	12.0%	13.5%	6.6%	3.8%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	EV/		EV/		EV/		EV/		EV/		EV/
	TTM		2025E		2026E		TTM		2025E		2026E
	EBITDA		EBITDA		EBITDA		Revenue		Revenue		Revenue

Corteva, Inc.	11.87	(x)	10.1	(x)	9.32	(x)	2.23	(x)	2.18	(x)	2.11	(x)
American Vanguard Corporation	13.97	(x)	6.49	(x)	5.51	(x)	.5	(x)	.5	(x)	.48	(x)
Bayer CropScience Limited	33.1	(x)	31.48	(x)	20.66	(x)	3.85	(x)	3.77	(x)	3.41	(x)
FMC Corporation	9.15	(x)	8.28	(x)	7.46	(x)	1.75	(x)	1.78	(x)	1.66	(x)
Nufarm Limited	10.15	(x)	5.45	(x)	4.62	(x)	.54	(x)	.58	(x)	.54	(x)
Evogene Ltd.	n/a		n/a		n/a		.94	(x)	.57	(x)	.37	(x)
Rallis India Limited	12.32	(x)	11.82	(x)	9.76	(x)	1.4	(x)	1.39	(x)	1.24	(x)
Bayer Aktiengesellschaft	5.91	(x)	5.41	(x)	5.17	(x)	1.16	(x)	1.1	(x)	1.08	(x)
Dow Inc.	6.46	(x)	6.33	(x)	5.41	(x)	.76	(x)	.77	(x)	.73	(x)
UPL Limited	16.17	(x)	10.93	(x)	9.1	(x)	1.95	(x)	1.91	(x)	1.77	(x)
Eden Research plc	n/a		n/a		n/a		1.95	(x)	1.8	(x)	1.52	(x)

Average	13.23	(x)	10.7	(x)	8.56	(x)	1.55	(x)	1.49	(x)	1.36	(x)
Median	11.87	(x)	8.28	(x)	7.46	(x)	1.4	(x)	1.39	(x)	1.24	(x)

Historical and projected years indicate 12-month periods ending December 31

TTM = Trailing Twelve Months

EV: Enterprise Value = Market capitalization plus debt, net of cash and cash equivalents

Based on the data shown in the tables above, Evans & Evans also selected a range of valuation multiples to apply to a weighting of BIOX’s TTM EBITDA and fiscal year consensus estimated 2025 EBITDA. EBITDA was selected as the appropriate measure for BIOX given its results have stabilized.

Evans & Evans considered the multiple for the BIOX GPCs as outlined in the tables above in its determination of reasonable multiples for BIOX given the BIOX GPCs relative similarities to BIOX. Evans & Evans analyzed TTM and current fiscal year (2025) EBITDA and revenue growth and 2024 through 2026 EBITDA margins for the BIOX GPCs and compared these metrics to those of BIOX for the comparative periods. Evans & Evans used these comparisons and the multiples of EV to TTM EBITDA and EV to 2025 forecast EBITDA for the BIOX GPCs to select an EBITDA multiple range of 12.5x to 13.0x to apply to BIOX’s TTM EBITDA and a multiple of 10.0x to 10.5x to apply to BIOX’s fiscal year 2025 consensus EBITDA to arrive at an EV range for each set of multiples. Evans & Evans then weighted the two EV ranges resulting in an estimated current EV range for BIOX. Evans & Evans selected multiples that, in its judgment, reflected BIOX’s revenue growth outlook, capital requirements, profit margins, management experience and other characteristics relative to the BIOX GPCs.

Evans & Evans’ GPC Analysis resulted in an estimated equity value range, after adding cash and deducting debt, for BIOX of $467.9 million to $501.9 million, which is significantly above BIOX’s market capitalization. In the view of Evans & Evans, weighting of the GPC Analysis was appropriate as BIOX does appear to be trading below that of its peers.

Precedent Transactions Analysis (Market Approach)

Evans & Evans did not identify transactions involving companies with publicly available financial information that Evans & Evans believed, based on its experience and professional judgment, to be generally relevant for purposes of this analysis.

Discounted Cash Flow Analysis (Income Approach)

Evans & Evans performed a DCF analysis of BIOX using a financial forecast that Evans & Evans developed based on consensus estimates of future results to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by BIOX through the end of fiscal year 2034.

Evans & Evans assessed the reasonableness of the BIOX model by comparing BIOX’s revenue growth, EBITDA growth, and EBITDA margins of the BIOX GPCs and professional judgment. Capital expenditures considered in the analysis were estimated by Evans & Evans based on consensus estimates. Annual working capital requirements were based on benchmarking of the BIOX GPCs and professional judgement. Evans & Evans assumed that annually BIOX would require an amount of debt-free-net-working capital of 34.4% of revenues, based on BIOX historical working capital levels and with reference to benchmarking against the BIOX GPCs.

In developing the CSRP Evans & Evans also considered (i) BIOX historical performance against consensus estimates, (ii) historical financial performance and growth and (iii) risks facing BIOX in order to achieve projected results, including execution risk, financing, tariffs, regulatory and competitive risks, among others. Evans & Evans also considered the experience of the management team and the ability to secure future financing to fund operations given the current debt level. Based on these factors, Evans & Evans used discount rates ranging from 12% to 13% to discount the projected unlevered free cash flows and the terminal value. Evans & Evans believes that this range of discount rates is consistent with the rate of return that shareholders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based. In developing the discount rate, Evans & Evans considered a capital structure of 35% debt and 65% equity based on benchmarking of the BIOX GPCs and professional judgement.

In determining the unlevered cash flows, Evans & Evans deducted approximately $91 million in capital expenditures over the approximately nine years.

A tax rate of approximately 35% was used in the analysis along with an expected LTGR of 2.0% and an industry beta of 0.84.

In performing the DCF analysis of BIOX Evans & Evans considered a terminal value multiple of 10x free cash flow in the terminal year as a midpoint. The terminal multiple was compared to the EBITDA multiples of the selected GPCs and was found to be in line with current multiples. The terminal value represents approximately 60% of BIOX’s entity value. The equity value of BIOX under the DCF Analysis was determined to be in the range of $519.6 million to $571.2 million.

After-tax free cash flows from each period in each set were discounted to April 7, 2025 using the mid-period convention.

A sensitivity analysis on BIOX’s EV was calculated as outlined below using various LTGRs and discount rates.

BIOX Conclusion

Evans & Evans calculated the equity value of BIOX using the DCF Analysis, the GPC Analysis and the Trading Price Analysis. Evans & Evans then weighted the three analyses to calculate an equity value of $451.5 million to $494.1 million. The concluded equity value represents a premium of 60% to 75% to BIOX’s market capitalization.

Upon arriving at the equity value of 100% of BIOX, Evans & Evans calculated the pro rata portion being contributed per the transaction terms. Lastly, Evans & Evans applied a control premium, based on a review of various control premium studies, of 10%.

Agrality Analyses

Evans & Evans was provided with select information on the Agrality group of companies (“Agrality”) and as such considered the group on a consolidated basis and did not perform an analysis of each entity within Agrality.

Guideline Public Companies Analysis (Market Approach)

Using public filings and other publicly available information, Evans & Evans compared certain financial information of Agrality to corresponding financial information for selected GPCs that, based on Evans & Evans’ professional judgment and experience, Evans & Evans considered generally relevant for purposes of analysis. Evans & Evans included companies in the agriculture science, seed development and crop protection industries.

Evans & Evans selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of Agrality.

Evans & Evans utilized the Selected GPC Analysis to select a weighting of TTM and 2025 expected EBITDA multiples to estimate a range of enterprise values for Agrality.

Evans & Evans identified 14 companies whose shares trade on recognized stock exchanges which, after review of financial and operating results were deemed relevant in its analysis (the “Agrality GPCs”). Evans & Evans selected the Agrality GPCs based on their relative similarity, primarily in terms of business focus, revenue growth history and outlook, capital requirements, profit margins and other characteristics, to that of Agrality.

Evans & Evans noted that none of the Agrality GPCs are perfectly comparable to Agrality.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the Agrality GPCs.

	2025 E	2026 E	2027 E	2025 E	2026 E	2027 E
	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA
	Growth	Growth	Growth	Growth	Growth	Growth

Cibus, Inc.	134.6%	51.0%	293.4%	-36.4%	-22.2%	-224.2%
Evogene Ltd.	50.9%	65.3%	52.7%	-37.3%	-22.7%	-72.0%
S&W Seed Company	-17.8%	-40.6%	14.3%	-50.4%	N/A	N/A
Sadot Group Inc.	-2.3%	10.5%	5.5%	-122.0%	100.6%	N/A
Wanxiang Doneed Co., ltd	32.2%	N/A	N/A	N/A	N/A	N/A
Arcadia Biosciences, Inc.	13.3%	28.8%	21.5%	-37.3%	-20.0%	N/A
Nath Bio-Genes (India) Limited	8.8%	N/A	N/A	N/A	N/A	N/A
Vietnam National Seed Group Joint Stock Company	14.5%	N/A	N/A	N/A	N/A	N/A
Bombay Super Hybrid Seeds Limited	11.1%	N/A	N/A	N/A	N/A	N/A
PT BISI International Tbk	-43.0%	N/A	N/A	N/A	N/A	N/A
KWS SAAT SE & Co. KGaA	9.8%	3.3%	4.0%	1.8%	0.0%	7.2%
Arcadia Biosciences, Inc.	13.3%	28.8%	21.5%	-37.3%	-20.0%	N/A
Origin Agritech Limited	26.4%	N/A	N/A	N/A	N/A	N/A
Mangalam Seeds Limited	69.4%	N/A	N/A	N/A	N/A	N/A

Average	22.9%	21.0%	59.0%	-45.6%	2.6%	-96.3%
Median	13.3%	28.8%	21.5%	-37.3%	-20.0%	-72.0%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	2024A	2025E	2026E	TTM	TTM Capital
	EBITDA	EBITDA	EBITDA	Debt/	Expenditure /
	Margin	Margin	Margin	Total Capital	Revenue

Cibus, Inc.	-692.9%	-137.0%	49.2%	1.1%	19.0%
Evogene Ltd.	-91.3%	-46.3%	-7.0%	0.0%	7.4%
S&W Seed Company	-13.9%	N/A	N/A	52.1%	2.7%
Sadot Group Inc.	0.3%	0.6%	N/A	32.1%	0.0%
Wanxiang Doneed Co., ltd	N/A	N/A	N/A	0.0%	1.2%
Arcadia Biosciences, Inc.	-70.8%	-46.6%	N/A	0.0%	0.3%
Nath Bio-Genes (India) Limited	N/A	N/A	N/A	0.0%	N/A
Vietnam National Seed Group Joint Stock Company	N/A	N/A	N/A	11.5%	3.8%
Bombay Super Hybrid Seeds Limited	N/A	N/A	N/A	0.0%	N/A
PT BISI International Tbk	N/A	N/A	N/A	0.0%	6.9%
KWS SAAT SE & Co. KGaA	22.8%	21.9%	22.5%	23.0%	8.4%
Arcadia Biosciences, Inc.	-70.8%	-46.6%	N/A	0.0%	0.3%
Origin Agritech Limited	N/A	N/A	N/A	39.1%	4.4%
Mangalam Seeds Limited	N/A	N/A	N/A	0.0%	N/A

Average	-131.0%	-42.3%	21.6%	11.4%	4.9%
Median	-70.8%	-46.4%	22.5%	0.0%	3.8%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	EV/		EV/		EV/		EV/		EV/		EV/
	TTM		2025E		2026E		TTM		2025E		2026E
	EBITDA		EBITDA		EBITDA		Revenue		Revenue		Revenue

Cibus, Inc.	N/A		N/A		N/A		10.28	(X)	6.8	(X)	1.73	(X)
Evogene Ltd.	N/A		N/A		N/A		.94	(X)	.57	(X)	.37	(X)
S&W Seed Company	N/A		N/A		N/A		.61	(X)	.93	(X)	.82	(X)
Sadot Group Inc.	N/A		8.61	(X)	4.29	(X)	.03	(X)	.03	(X)	.03	(X)
Wanxiang Doneed Co., ltd	57.61	(X)	N/A		N/A		6.39	(X)	N/A		N/A
Arcadia Biosciences, Inc.	N/A		N/A		N/A		N/A		N/A		N/A
Nath Bio-Genes (India) Limited	7.81	(X)	N/A		N/A		1.14	(X)	N/A		N/A
Vietnam National Seed Group Joint Stock Company	3.81	(X)	N/A		N/A		.58	(X)	N/A		N/A
Bombay Super Hybrid Seeds Limited	42.42	(X)	N/A		N/A		3.75	(X)	N/A		N/A
PT BISI International Tbk	9.95	(X)	N/A		N/A		1.88	(X)	N/A		N/A
KWS SAAT SE & Co. KGaA	5.8	(X)	5.39	(X)	5.4	(X)	1.3	(X)	1.23	(X)	1.18	(X)
Arcadia Biosciences, Inc.	N/A		N/A		N/A		N/A		N/A		N/A
Origin Agritech Limited	N/A		N/A		N/A		.74	(X)	N/A		N/A
Mangalam Seeds Limited	15.07	(X)	N/A		N/A		2.37	(X)	N/A		N/A
Average

Average	20.35	(x)	7. (x)		4.84	(x)	2.5	(x)	1.91	(x)	.83	(x)
Median	9.95	(x)	7. (x)		4.84	(x)	1.22	(x)	.93	(x)	.82	(x)

Historical and projected years indicate 12-month periods ending December 31

TTM = Trailing Twelve Months

EV: Enterprise Value = Market capitalization plus debt, net of cash and cash equivalents

Based on the data shown in the tables above, Evans & Evans also selected a range of valuation multiples to apply to a weighting of Agrality’s TTM results and fiscal year 2025 forecast EBITDA. EBITDA was selected as the appropriate measure for Agrality given its does have a history of positive EBITDA.

Evans & Evans considered the multiple for the Agrality GPCs as outlined in the tables above in its determination of reasonable multiples for Agrality given the Agrality GPCs relative similarities to Agrality. Evans & Evans analyzed TTM and current fiscal year (2025) EBITDA and revenue growth and 2024 through 2026 EBITDA margins for the Agrality GPCs and compared these metrics to those of Agrality for the comparative periods. Evans & Evans used these comparisons and the multiples of EV to TTM EBITDA and EV to 2025 forecast EBITDA for the Agrality GPCs to select an EBITDA multiple range of 9.3x to 9.5x to apply to Agrality’s TTM EBITDA and a multiple of 7.44x to 7.6x to apply to Agrality’s fiscal year 2025 forecast EBITDA to arrive at an EV range for each set of multiples. Evans & Evans then weighted the two EV ranges resulting in an estimated current EV range for Agrality. Evans & Evans selected multiples that, in its judgment, reflected Agrality’s revenue growth outlook, capital requirements, profit margins, management experience and other characteristics relative to the Agrality GPCs.

Evans & Evans’ Selected GPC Analysis resulted in an estimated equity value range, after adding cash and deducting debt, for Agrality of $123.6 million to $126.6 million.

Precedent Transactions Analysis (Market Approach)

Evans & Evans did not identify transactions involving companies with publicly available financial information that Evans & Evans believed, based on its experience and professional judgment, to be generally relevant for purposes of this analysis.

Discounted Cash Flow Analysis (Income Approach)

Evans & Evans performed a DCF analysis of Agrality using a financial forecast provided by Agrality management to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by Agrality through the end of fiscal year 2029.

Evans & Evans assessed the reasonableness of the Agrality model by comparing Agrality’s revenue growth, EBITDA growth, and EBITDA margins of the Agrality GPCs and professional judgment. Capital expenditures considered in the analysis were provided by Agrality management. Annual working capital requirements were based on benchmarking of the Agrality GPCs, actual working capital amounts and professional judgement. Evans & Evans assumed that annually Agrality would require an amount of debt-free-net-working capital of 21.3% of revenues, based on Agrality historical working capital levels and with reference to benchmarking against the Agrality GPCs.

In developing the CSRP Evans & Evans considered (i) historical financial performance and growth; (ii) country specific risks related to inflation and defaults; and (iii) risks facing Agrality in order to achieve projected results, including execution risk, financing, tariffs, regulatory and competitive risks, among others. Evans & Evans also considered the experience of the management team and the ability to secure future financing to fund operations. Based on these factors, Evans & Evans used discount rates ranging from 14% to 15% to discount the projected unlevered free cash flows and the terminal value. Evans & Evans believes that this range of discount rates is consistent with the rate of return that shareholders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based. In developing the discount rate, Evans & Evans considered a capital structure of 11% debt and 89% equity based on benchmarking of the Agrality GPCs and professional judgement.

In determining the unlevered cash flows, Evans & Evans deducted approximately $6 million in capital expenditures over the approximately nine years.

A tax rate of approximately 35% was used in the analysis along with an expected LTGR of 2.0% and an industry beta of 0.88.

In performing the DCF analysis of Agrality Evans & Evans considered a terminal value multiple of 8.33x free cash flow in the terminal year as a midpoint. The terminal multiple was compared to the EBITDA multiples of the selected GPCs and was found to be in line with current multiples. The terminal value represents approximately 73% of Agrality’s enterprise value. The equity value of Agrality under the DCF Analysis was determined to be in the range of $183.1 million to $189.7 million.

After-tax free cash flows from each period in each set were discounted to April 7, 2025 using the mid-period convention.

A sensitivity analysis on Agrality’s EV was calculated as outlined below using various LTGRs and discount rates.

Agrality Conclusion

Evans & Evans calculated the equity value of Agrality using the DCF Analysis and the GPC Analysis. Evans & Evans then weighted the two equity value ranges to calculate an equity value of $153.4 million to $158.1 million.

Upon arriving at the equity value of 100% of Agrality, Evans & Evans calculated the pro rata portion being contributed per the transaction terms. Given Moolec is acquiring 50% of Agrality, no control premium was applied.

Nutrecon Analysis

In reviewing Nutrecon, Evans & Evans first determined the value of Nutrecon’s 90% subsidiary Synbio Powerlabs OY (“Synbio”) and then adjusted the book value of Nutrecon to arrive at an equity value for Nutrecon.

Guideline Public Companies Analysis (Market Approach)

Evans & Evans did not conduct a GPC Analysis for Nutrecon. Evans & Evans conducted several searches and did not believe a reasonable set of GPCs could be developed to appropriate assess Nutrecon given its unique service, hybrid business model and pre-revenue stage of development.

Precedent Transactions Analysis (Market Approach)

Evans & Evans did not identify transactions involving companies with publicly available financial information that Evans & Evans believed, based on its experience and professional judgment, to be generally relevant for purposes of this analysis.

Discounted Cash Flow Analysis (Income Approach)

Evans & Evans performed a DCF analysis of Nutrecon using a financial forecast provided by Nutrecon management to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by Nutrecon through the end of fiscal year 2029.

Evans & Evans assessed the reasonableness of the Nutrecon model by comparing Nutrecon’s revenue growth, EBITDA growth, and EBITDA margins of a group of GPCs in the plant based food market and specialty chemicals market (the “Nutrecon GPCs”) and professional judgment. Capital expenditures considered in the analysis were provided by Nutrecon management for fiscal year 2025 and then estimated by Evans & Evans using professional judgement thereafter. Annual working capital requirements were based on benchmarking of the Nutrecon GPCs, actual working capital amounts and professional judgement. Evans & Evans assumed that annually Nutrecon would require an amount of debt-free-net-working capital of 16% of revenues, with reference to benchmarking against industry metrics.

In developing the CSRP Evans & Evans considered (i) the early stage of operations; (ii) projected growth in revenues against the growth rates in which Nutrecon operates; and (iii) risks facing Nutrecon in order to achieve projected results, including execution risk, financing, tariffs, regulatory and competitive risks, among others. Evans & Evans also considered the experience of the management team and the ability to secure future financing to fund operations. Based on these factors, Evans & Evans used discount rates ranging from 30% to 32% to discount the projected unlevered free cash flows and the terminal value. Evans & Evans believes that this range of discount rates is consistent with the rate of return that shareholders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based. In developing the discount rate, Evans & Evans considered a capital structure of 30% debt and 70% equity based on the capital-intensive nature of the operations.

In determining the unlevered cash flows, Evans & Evans deducted approximately $9 million in capital expenditures over the approximately nine years.

A tax rate of approximately 20% was used in the analysis along with an expected LTGR of 2.0% and an industry beta of 1.21.

In performing the DCF analysis of Nutrecon, Evans & Evans considered a terminal value multiple of 3.5x free cash flow in the terminal year as a midpoint. The terminal value represents approximately 23% of Nutrecon’s enterprise value. The equity value of Nutrecon under the DCF Analysis was determined to be in the range of $32.1 million to $34.8 million.

After-tax free cash flows from each period in each set were discounted to April 7, 2025 using the mid-period convention.

A sensitivity analysis on Nutrecon’s EV was calculated as outlined below using various LTGRs and discount rates.

Nutrecon Conclusion

Evans & Evans calculated the equity value of Synbio using solely the DCF Analysis and thereafter adjusted for net debt at the Nutrecon level and the 10% minority interest. No control premium was applied.

Gentle Tech Analyses

Evans & Evans was provided with select information on Gentle Tech and its subsidiaries. Evans & Evans separately determined the equity values of G FAS SAS (“G-FAS”) and GentleFarming Inc. (“Gentle Farming”) and thereafter accounted for the pro rata share of ownership of Gentle Tech in each entity and the net debt of the consolidated entity.

Guideline Public Companies Analysis (Market Approach)

Using public filings and other publicly available information, Evans & Evans compared certain financial information of G-FAS and Gentle Farming to corresponding financial information for selected GPCs that, based on Evans & Evans’ professional judgment and experience, Evans & Evans considered generally relevant for purposes of analysis. Evans & Evans included companies in the agriculture equipment manufacturing sector.

Evans & Evans selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of G-FAS and Gentle Farming.

Evans & Evans identified 10 companies whose shares trade on recognized stock exchanges which, after review of financial and operating results were deemed relevant in its analysis (the “Gentle Tech GPCs”). Evans & Evans selected the Gentle Tech GPCs based on their relative similarity, primarily in terms of business focus, revenue growth history and outlook, capital requirements, profit margins and other characteristics, to that of G-FAS and Gentle Farming.

Evans & Evans noted that none of the Gentle Tech GPCs are perfectly comparable to G-FAS and Gentle Farming.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the Gentle Tech GPCs.

	2025 E	2026 E	2027 E	2025 E	2026 E	2027 E
	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA
	Growth	Growth	Growth	Growth	Growth	Growth

Deere & Company	-26.1%	7.1%	9.5%	-34.2%	18.8%	16.3%
Caterpillar Inc.	-2.6%	5.7%	7.4%	-11.2%	8.9%	9.0%
AGCO Corporation	-17.8%	7.1%	7.0%	-21.7%	19.6%	18.2%
The Toro Company	0.6%	2.9%	3.0%	7.8%	6.6%	5.6%
Ag Growth International Inc.	-4.3%	7.4%	10.1%	7.6%	14.2%	17.3%
Alamo Group Inc.	-0.6%	3.8%	N/A	3.4%	11.0%	N/A
Art’s-Way Manufacturing Co., Inc.	N/A	N/A	N/A	N/A	N/A	N/A
TerraVest Industries Inc.	48.5%	32.0%	N/A	38.3%	30.8%	N/A
Water Ways Technologies Inc.	N/A	N/A	N/A	N/A	N/A	N/A
CNH Industrial N.V.	-12.8%	5.3%	2.4%	-36.8%	21.3%	15.0%

Average	-1.9%	8.9%	6.6%	-5.9%	16.4%	13.6%
Median	-3.5%	6.4%	7.2%	-3.9%	16.5%	15.7%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	2024A	2025E	2026E	TTM	TTM Capital
	EBITDA	EBITDA	EBITDA	Debt/	Expenditure /
	Margin	Margin	Margin	Total Capital	Revenue

Deere & Company	19.6%	21.7%	23.1%	8.2%	10.0%
Caterpillar Inc.	22.0%	22.7%	23.0%	6.0%	5.0%
AGCO Corporation	10.2%	11.4%	12.6%	30.1%	3.4%
The Toro Company	15.5%	16.0%	16.4%	14.7%	2.3%
Ag Growth International Inc.	17.2%	18.3%	19.5%	58.7%	1.6%
Alamo Group Inc.	13.9%	14.9%	N/A	10.2%	1.5%
Art’s-Way Manufacturing Co., Inc.	N/A	N/A	N/A	35.5%	3.0%
TerraVest Industries Inc.	18.3%	18.1%	N/A	6.5%	6.3%
Water Ways Technologies Inc.	N/A	N/A	N/A	91.6%	0.2%
CNH Industrial N.V.	7.8%	8.9%	10.0%	23.3%	6.0%

Average	15.6%	16.5%	17.5%	28.5%	3.9%
Median	16.3%	17.1%	18.0%	19.0%	3.2%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	EV/		EV/		EV/		EV/		EV/		EV/
	TTM		2025E		2026E		TTM		2025E		2026E
	EBITDA		EBITDA		EBITDA		Revenue		Revenue		Revenue

Deere & Company	17.35	(X)	23.43	(X)	19.72	(X)	3.65	(X)	4.59	(X)	4.29	(X)
Caterpillar Inc.	10.61	(X)	11.95	(X)	10.98	(X)	2.56	(X)	2.63	(X)	2.49	(X)
AGCO Corporation	6.52	(X)	8.33	(X)	6.97	(X)	.7	(X)	.85	(X)	.8	(X)
The Toro Company	11.	(X)	10.32	(X)	9.67	(X)	1.61	(X)	1.6	(X)	1.55	(X)
Ag Growth International Inc.	6.4	(X)	5.94	(X)	5.2	(X)	.98	(X)	1.02	(X)	.95	(X)
Alamo Group Inc.	9.05	(X)	8.75	(X)	7.88	(X)	1.21	(X)	1.22	(X)	1.17	(X)
Art’s-Way Manufacturing Co., Inc.	8.53	(X)	N/A		N/A		.46	(X)	N/A		N/A
TerraVest Industries Inc.	15.39	(X)	10.37	(X)	7.93	(X)	2.98	(X)	1.9	(X)	1.44	(X)
Water Ways Technologies Inc.	N/A		N/A		N/A		.57	(X)	N/A		N/A
CNH Industrial N.V.	17.95	(X)	28.42	(X)	23.42	(X)	1.92	(X)	2.2	(X)	2.09	(X)

Average	11.42	(X)	13.44	(X)	11.47	(X)	1.66	(X)	2.	(X)	1.85	(X)
Median	10.61	(X)	10.34	(X)	8.8	(X)	1.41	(X)	1.75	(X)	1.49	(X)

Historical and projected years indicate 12-month periods ending December 31

TTM = Trailing Twelve Months

EV: Enterprise Value = Market capitalization plus debt, net of cash and cash equivalents

G-FAS Analysis

Evans & Evans utilized the GPC Analysis to select a weighting of expected 2025 revenue and EBITDA of G-FAS. A weighting of revenues and EBITDA was selected as G-FAS is still at a stage where EBITDA is growing and not yet stabilized.

Based on the data shown in the tables above, Evans & Evans also selected a range of valuation multiples to apply to a weighting of G-FAS’ forecast fiscal year 2025 revenues and EBITDA.

Evans & Evans considered the multiples for the Gentle Tech GPCs as outlined in the tables above in its determination of reasonable multiples for G-FAS given the Gentle Tech GPCs relative similarities to G-FAS. Evans & Evans analyzed TTM and current fiscal year (2025) EBITDA and revenue growth and 2024 through 2026 EBITDA margins for the Gentle Tech GPCs and compared these metrics to those of G-FAS for the comparative periods. Evans & Evans used these comparisons and the multiples of EV to 2025 forecast EBITDA and EV to 2025 forecast revenue for the Gentle Tech GPCs to select an EBITDA multiple range of 7.65x to 8.1x to apply to G-FAS’s fiscal year 2025 expected EBITDA and a multiple of 1.70x to 1.80x to apply to G-FAS’s fiscal year 2025 forecast revenue to arrive at an EV range for each set of multiples. Evans & Evans then weighted the two EV ranges resulting in an estimated current EV range for G-FAS. Evans & Evans selected multiples that, in its judgment, reflected G-FAS’s revenue growth outlook, sales model, profit margins, management experience and other characteristics relative to the Gentle Tech GPCs.

Evans & Evans’ GPC Analysis resulted in an estimated equity value range, after adding cash and deducting debt, for G-FAS of $16.9 million to $17.9 million.

Gentle Farming Analysis

As Gentle Farming is still in the development stage, with revenues not expected until fiscal 2028, Evans & Evans did not believe a GPC Analysis was appropriate.

Discounted Cash Flow Analysis (Income Approach)

Evans & Evans performed independent DCF Analyses for both G-FAS and Gentle Farming given the differing stage of development of both companies and the resulting differing risk profiles. The financial forecast for both G-FAS and Gentle Farming was provided by management of Gentle Tech.

G-FAS DCF Analysis

Evans & Evans assessed the reasonableness of the G-FAS model by comparing the projected revenue growth, EBITDA growth, and EBITDA margins of G-FAS to its historical results, the consensus forecast of the Gentle Tech GPCs and professional judgment. Capital expenditures considered in the analysis were benchmarked at 3.5% of revenues based on a review of the Gentle Tech GPCs and professional judgement. Annual working capital requirements were based on benchmarking of the Gentle Tech GPCs, actual working capital amounts and professional judgement. Evans & Evans assumed that annually G-FAS would require an amount of debt-free-net-working capital of 25% of revenues.

In developing the CSRP Evans & Evans considered (i) historical financial performance and growth; (ii) country specific risks related to inflation and defaults; (iii) tariffs; and (iv) risks facing G-FAS in order to achieve projected results, including execution risk, financing, regulatory and competitive risks, among others. Evans & Evans also considered the experience of the management team. Based on these factors, Evans & Evans used discount rates ranging from 25% to 27% to discount the projected unlevered free cash flows and the terminal value. Evans & Evans believes that this range of discount rates is consistent with the rate of return that shareholders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based. In developing the discount rate, Evans & Evans considered a capital structure of 30% debt and 70% equity based on benchmarking of the Gentle Tech GPCs and professional judgement.

In determining the unlevered cash flows, Evans & Evans deducted approximately $11.6 million in capital expenditures over the approximately nine years.

A tax rate of approximately 35% was used in the analysis along with an expected LTGR of 2.0% and an industry beta of 1.01.

In performing the DCF analysis of G-FAS Evans & Evans considered a terminal value multiple of 4.25x free cash flow in the terminal year as a midpoint. The terminal multiple was compared to the EBITDA multiples of the selected GPCs and was found to be in line with current multiples. The terminal value represents approximately 36% of G-FAS’s enterprise value. The equity value of G-FAS under the DCF Analysis was determined to be in the range of $23.0 million to $25. 4 million.

After-tax free cash flows from each period in each set were discounted to April 7, 2025 using the mid-period convention.

A sensitivity analysis on G-FAS’s EV was calculated as outlined below using various LTGRs and discount rates.

Gentle Farming DCF Analysis

Evans & Evans assessed the reasonableness of the Gentle Farming model by comparing the projected revenue growth, EBITDA growth, and EBITDA margins of Gentle Farming to G-FAS’s historical results given its similar profile, the consensus forecast of the Gentle Tech GPCs and professional judgment. Capital expenditures considered in the analysis benchmarked at 1.0% of revenues based on a review of the Gentle Tech GPCs and professional judgement. Annual working capital requirements were based on benchmarking of the Gentle Tech GPCs, actual working capital amounts and professional judgement. Evans & Evans assumed that annually Gentle Farming would require an amount of debt-free-net-working capital of 25% of revenues.

In developing the CSRP Evans & Evans considered (i) lack of commercialization; (ii) country specific risks related to inflation and defaults; (iii) tariffs; and (iv) risks facing Gentle Tech in order to achieve projected results, including execution risk, financing, regulatory and competitive risks, among others. Evans & Evans also considered the experience of the management team. Based on these factors, Evans & Evans used discount rates ranging from 31% to 33% to discount the projected unlevered free cash flows and the terminal value. Evans & Evans believes that this range of discount rates is consistent with the rate of return that shareholders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based. In developing the discount rate, Evans & Evans considered a capital structure of 30% debt and 70% equity based on benchmarking of the Gentle Tech GPCs and professional judgement.

In determining the unlevered cash flows, Evans & Evans deducted approximately $54 million in capital expenditures over the approximately 12 years.

A tax rate of approximately 35% was used in the analysis along with an expected LTGR of 2.0% and an industry beta of 1.01.

In performing the DCF analysis of Gentle Tech Evans & Evans considered a terminal value multiple of 3.4x free cash flow in the terminal year as a midpoint. The terminal multiple was compared to the EBITDA multiples of the selected GPCs and was found to be appropriate given the risk profile. The terminal value represents approximately 175% of Gentle Tech’s enterprise value given the losses experienced prior to commercialization. The equity value of Gentle Tech under the DCF Analysis was determined to be in the range of $3.3 million to $5.3 million.

After-tax free cash flows from each period in each set were discounted to April 7, 2025 using the mid-period convention.

A sensitivity analysis on Gentle Tech’s EV was calculated as outlined below using various LTGRs and discount rates.

Precedent Transactions Analysis (Market Approach)

Evans & Evans did not identify a sufficient number of transactions involving companies with publicly available financial information that Evans & Evans believed, based on its experience and professional judgment, to be generally relevant for purposes of this analysis for G-FAS and Gentle Farming.

Gentle Tech Conclusion

Evans & Evans calculated the equity value of G-FAS using the DCF Analysis and the GPC Analysis. Evans & Evans then weighted the two equity value ranges to calculate an equity value of $21.2 million to $21.7 million. The equity value of Gentle Farming was determined to be in the range of $3.3 to $5.3 million based on the DCF Analysis.

Evans & Evans then adjusted the book value of Gentle Tech to reflect the calculated values of the interests in G-FAS and Gentle Farming held by Gentle Tech. The value of 100% of the equity in Gentle Tech was determined to be in the range of $8.6 to $9.8 million.

INMET Analyses

Guideline Public Companies Analysis (Market Approach)

Using public filings and other publicly available information, Evans & Evans compared certain financial information of INMET to corresponding financial information for selected GPCs that, based on Evans & Evans’ professional judgment and experience, Evans & Evans considered generally relevant for purposes of analysis. Evans & Evans included companies in the specialty chemicals, engineered polymers and catalysts industries.

Evans & Evans selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of INMET.

Evans & Evans utilized the GPC Analysis to select a weighting of forecast fiscal year 2028 expected revenue and EBITDA multiples to estimate a range of enterprise values for INMET. Forward looking multiples were used as INMET is not forecasting material revenues until fiscal 2028 when its plant has its first full year of operations.

Evans & Evans identified seven companies whose shares trade on recognized stock exchanges which, after review of financial and operating results were deemed relevant in its analysis (the “INMET GPCs”). Evans & Evans selected the INMET GPCs based on their relative similarity, primarily in terms of business focus, revenue growth history and outlook, capital requirements, profit margins and other characteristics, to that of INMET. Evans & Evans noted that none of the INMET GPCs are perfectly comparable to INMET.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the INMET GPCs.

	2025 E	2026 E	2027 E	2025 E	2026 E	2027 E
	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA
	Growth	Growth	Growth	Growth	Growth	Growth

Eastman Chemical Company	2.1%	3.9%	3.3%	-1.1%	6.8%	5.4%
Celanese Corporation	-5.2%	4.3%	4.0%	11.6%	11.6%	8.6%
PureCycle Technologies, Inc.	n/a	169.8%	183.1%	-71.2%	-250.3%	240.0%
Ingevity Corporation	-2.6%	4.6%	5.3%	7.3%	7.5%	8.1%
Stepan Company	5.4%	6.1%	5.1%	35.3%	14.9%	n/a
Ecovyst Inc.	10.4%	5.1%	4.2%	24.3%	11.7%	6.0%
EcoSynthetix Inc.	n/a	n/a	n/a	n/a	n/a	n/a
Loop Industries, Inc.	53.1%	308.1%	3304.8%	-6.6%	-44.2%	-0.5%

Average	10.5%	71.7%	501.4%	-0.1%	-34.6%	44.6%
Median	3.8%	5.1%	5.1%	7.3%	7.5%	7.0%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	2024A	2025E	2026E	2027E	TTM	TTM Capital
	EBITDA	EBITDA	EBITDA	EBITDA	Debt/	Expenditure /
	Margin	Margin	Margin	Margin	Total Capital	Revenue

Eastman Chemical Company	20.2%	19.5%	20.1%	20.5%	37.2%	6.4%
Celanese Corporation	17.5%	20.6%	22.0%	23.0%	71.5%	4.2%
PureCycle Technologies, Inc.	n/a	-62.6%	34.9%	41.9%	24.7%	n/a
Ingevity Corporation	26.6%	29.3%	30.2%	31.0%	52.9%	5.5%
Stepan Company	8.4%	10.8%	11.7%	n/a	36.8%	5.6%
Ecovyst Inc.	27.7%	31.1%	33.1%	33.7%	57.0%	9.8%
EcoSynthetix Inc.	-12.4%	n/a	n/a	n/a	0.0%	4.7%
Loop Industries, Inc.	-13865.4%	-8460.6%	-1156.7%	-33.8%	10.4%	69.0%

Average	-1968.2%	-1201.7%	-143.5%	19.4%	36.3%	15.0%
Median	17.5%	19.5%	22.0%	27.0%	37.0%	5.6%

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

	EV/		EV/		EV/		EV/		EV/		EV/
	TTM		2025E		2026E		TTM		2025E		2026E
	EBITDA		EBITDA		EBITDA		Revenue		Revenue		Revenue

Eastman Chemical Company	1.36	(x)	6.83	(x)	6.4	(x)	1.36	(x)	1.33	(x)	1.29	(x)
Celanese Corporation	1.6	(x)	8.19	(x)	7.34	(x)	1.6	(x)	1.69	(x)	1.62	(x)
PureCycle Technologies, Inc.	n/a		n/a		29.55	(x)	n/a		27.8	(x)	10.31	(x)
Ingevity Corporation	1.7	(x)	5.95	(x)	5.53	(x)	1.7	(x)	1.74	(x)	1.67	(x)
Stepan Company	.73	(x)	6.45	(x)	5.61	(x)	.73	(x)	.7	(x)	.66	(x)
Ecovyst Inc.	1.93	(x)	5.61	(x)	5.02	(x)	1.93	(x)	1.75	(x)	1.66	(x)
EcoSynthetix Inc.	6.67	(x)	n/a		n/a		6.67	(x)	n/a		n/a
Loop Industries, Inc.	423.27	(x)	n/a		n/a		423.27	(x)	227.67	(x)	55.79	(x)

Average	62.47	(x)	6.61	(x)	9.91	(x)	62.47	(x)	37.53	(x)	10.43	(x)
Median	1.7	(x)	6.45	(x)	6.01	(x)	1.7	(x)	1.74	(x)	1.66	(x)

Historical and projected years indicate 12-month periods ending December 31

TTM = Trailing Twelve Months

EV: Enterprise Value = Market capitalization plus debt, net of cash and cash equivalents

Based on the data shown in the tables above, Evans & Evans also selected a range of valuation multiples to apply to a weighting of INMET’s forecast fiscal year 2028 revenue and EBITDA.

Evans & Evans considered the multiple for the INMET GPCs as outlined in the tables above in its determination of reasonable multiples for INMET given the INMET GPCs relative similarities to INMET. Evans & Evans analyzed historical results and forecast growth rates of the INMET GPCs and compared these metrics to those of INMET for its first years of commercialization. Evans & Evans used these comparisons and the multiples of EV to consensus forecast 2027 and 2028 EBITDA and revenue (where available). Evans & Evans selected a forecast EV to EBITDA multiple for INMET of 8.0x to 8.5x and EV to forecast revenue multiple of 3.2x to 4.0x to arrive at an EV range for each set of multiples. Evans & Evans then weighted the two EV ranges resulting in an estimated enterprise value range for INMET. Evans & Evans selected multiples that, in its judgment, reflected INMET’s revenue growth outlook, capital requirements, profit margins, management experience and other characteristics relative to the INMET GPCs. Upon arriving the implied enterprise value, Evans & Evans then deducted the approximately $24.2 million in capital expenditures required to achieve the results and discounted the adjusted enterprise value to the current date using the WACC as outlined below.

Evans & Evans’ GPC Analysis resulted in an estimated equity value range, after adding cash and deducting debt, for INMET of $23.4 million to $25.7 million.

Precedent Transactions Analysis (Market Approach)

Evans & Evans did not identify transactions involving companies with publicly available financial information that Evans & Evans believed, based on its experience and professional judgment, to be generally relevant for purposes of this analysis.

Discounted Cash Flow Analysis (Income Approach)

Evans & Evans performed a DCF analysis of INMET using a financial forecast provided by INMET management to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by INMET through the end of fiscal year 2029. As of fiscal 2029, INMET’s results are expected to stabilize as the first plant will reach capacity.

Evans & Evans assessed the reasonableness of the INMET model by comparing INMET’s revenue growth, EBITDA growth, and EBITDA margins of the INMET GPCs and professional judgment. Capital expenditures considered in the analysis were provided by INMET management for the start up and thereafter were estimated by Evans & Evans based on industry benchmarking. Annual working capital requirements were based on benchmarking of the INMET GPCs and professional judgement. Evans & Evans assumed that annually INMET would require an amount of debt-free-net-working capital of 15%.

In developing the CSRP Evans & Evans considered (i) historical financial performance and growth; (ii) country specific risks related to inflation and defaults; and (iii) risks facing INMET in order to achieve projected results, including execution risk, financing, tariffs, regulatory and competitive risks, among others. Evans & Evans also considered the experience of the management team and the ability to secure future financing to fund operations given the current debt level. Based on these factors, Evans & Evans used discount rates ranging from 22% to 24% to discount the projected unlevered free cash flows and the terminal value. Evans & Evans believes that this range of discount rates is consistent with the rate of return that shareholders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based. In developing the discount rate, Evans & Evans considered a capital structure of 40% debt and 60% equity based on benchmarking of the INMET GPCs and professional judgement.

In determining the unlevered cash flows, Evans & Evans deducted approximately $25.4 million in capital expenditures over the approximately five years.

A tax rate of approximately 35% was used in the analysis along with an expected LTGR of 2.0% and an industry beta of 1.2.

In performing the DCF analysis of INMET Evans & Evans considered a terminal value multiple of 4.9x free cash flow in the terminal year as a midpoint. The terminal multiple was compared to the EBITDA multiples of the selected GPCs and was found to be in line with current multiples given INMET’s risk profile. The equity value of INMET under the DCF Analysis was determined to be in the range of $nil to $500,000 given the significant capital expenditures in the short-term and the timeline to stabilized EBITDA.

After-tax free cash flows from each period in each set were discounted to April 7, 2025 using the mid-period convention.

A sensitivity analysis on INMET’s EV was calculated as outlined below using various LTGRs and discount rates.

INMET Conclusion

Evans & Evans calculated the equity value of INMET using the DCF Analysis and the GPC Analysis. Evans & Evans then weighted the two equity value ranges to calculate an equity value of $12.0 million to $13.0 million.

Overall Conclusion

Upon arriving at the equity values for each of the Contributed Entities and the determining the equity value of the ownership being acquired under the BCA, Evans & Evans calculated the consideration being issued by Moolec in the form of Moolec common stock and the assumption of debt. For each of the entities outlined above, Evans & Evans deducted net debt (i.e., cash less debt) from the EV to arrive at the equity value. The additional debt assumed by Moolec results from the acquisition of the Bioceres Holdings. Evans & Evans then compared the value of the consideration being offered based on the calculated value of Moolec and based on the current market price in arriving its conclusions as to fairness.

General

In connection with Evans & Evans’ services as a financial advisor to the Moolec board of directors, Moolec agreed to pay, and has paid in full, Evans & Evans an aggregate fee of $75,000. In addition, Moolec has agreed to reimburse certain of Evans & Evans’ expenses arising, and to indemnify Evans & Evans against certain liabilities that may arise, out of Evans & Evans’ engagement.

Evans & Evans, as part of its corporate finance advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the two-year period prior to the date of Evans & Evans’ opinion, Evans & Evans has not provided any investment banking services to Moolec. In the two-year period prior to the date of Evans & Evans’ opinion, Evans & Evans has not been engaged to provide financial advisory or other services to Moolec and Evans & Evans has not received any compensation from Moolec during this period. In addition, in the ordinary course, Evans & Evans’ employees may trade securities of Moolec, the Contributed Entities and certain of their respective affiliates for their own accounts and, accordingly, may at any time hold a long or short position in such securities. The issuance of Evans & Evans’ opinion was approved by the Principal and Managing Parter of Evans & Evans.

Evans & Evans is a Canadian boutique investment banking firm with offices and affiliates in Canada, the United States and Asia. It offers a range of independent and advocate services including mergers & acquisitions advice, valuation and fairness opinions, business due diligence, business planning and market research. Since 1989, Evans & Evans has worked in a broad range of sectors locally, regionally and internationally. As chartered business valuators and accredited senior appraisers, Evans & Evans is actively involved in the areas merger & acquisitions and preparing valuations and fairness opinions in connection with mergers and acquisitions and other corporate transactions. Evans & Evans was selected to act as financial advisor to Moolec because of its qualifications, expertise and reputation in the valuation industry and experience with companies similar to Moolec.

Legal and Accounting Treatment of the Business Combination

Legal Treatment of the Business Combination

Pursuant to the terms of the BCA and from a legal perspective, the Business Combination has been structured as a forward acquisition by Moolec (Cayman Islands) of the Contributed Entities. The Business Combination does not constitute a merger from a legal or corporate perspective. Following the Closing of the Business Combination, Moolec (Cayman Islands) will hold each of the Contributed Entities as wholly-owned subsidiaries and will continue to be the registrant with reporting obligations to the SEC and the entity listed on Nasdaq. The issuance of Shares and warrants of Moolec (Cayman Islands) in exchange for the shares of the Contributed Entities is expected to be structured as an offshore transaction in reliance on Regulation S under the Securities Act of 1933.

Accounting Treatment of the Business Combination

The financial statements included in the Form 6-K have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Business Combination described in this disclosure statement has been accounted for as a reverse acquisition under IFRS 3, Business Combinations.

Under IFRS 3, a reverse acquisition occurs when the legal acquirer is identified as the accounting acquiree, and the accounting acquirer is identified as the legal acquiree. In this transaction, Moolec (Cayman Islands) (the “Acquirer”) has been identified as the legal acquirer, but Bioceres Group (the “Target”) is considered the accounting acquirer because it will be deemed to obtain control of the combined entity, due among others to its larger relative size and the ability to direct operations.

As a result, the Business Combination has been accounted for as a reverse acquisition, where the financial statements reflect the assets, liabilities, and operations of the Target as if it had acquired the Acquirer. The financial information of the Target will be presented, with the results of operations for the combined entity being reported as if the Target had been the acquirer. This accounting treatment results in a revaluation of the Acquirer’s assets and liabilities at fair value as of the acquisition date.

After Closing, the financial statements will reflect the consolidated financial position and results of operations of the Target and the Acquirer, including the fair value adjustments made at the acquisition date. The legal acquirer’s equity structure will be presented as that of the accounting acquiree, and the consolidated financial statements include the financial position and results of operations of the accounting acquirer (Target) and the legal acquirer (Acquirer) from the date of the Business Combination.

In accordance with IFRS 3, goodwill arising from the reverse acquisition represents the difference between the fair value of the consideration transferred by the accounting acquirer (Target) and the fair value of the identifiable assets and liabilities of the legal acquirer (Acquirer) at the Business Combination. Any identifiable intangible assets acquired will be recorded at fair value at the date of the Business Combination.

Material Tax Considerations

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations in respect of the Business Combination. The discussion below does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on particular investors, and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This summary also does not describe all of the tax consequences that may be relevant to holders that own (directly, indirectly or by attribution) 10% or more of the Shares by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of holders subject to special rules under the U.S. federal income tax laws, such as financial institutions or financial services entities; insurance companies; entities or arrangements treated as partnerships for U.S. federal income tax purposes, individual retirement accounts or other tax-deferred accounts; regulatory agencies or instrumentalities thereof; regulated investment companies and real estate investment trusts; persons that have ceased to be U.S. citizens or lawful permanent residents of the United States; U.S. citizens or lawful permanent residents living abroad; persons that acquired Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation; dealers or traders subject to a mark-to-market method of tax accounting with respect to the Shares; persons holding Shares as part of a “straddle,” constructive sale, hedging transactions, integrated transactions or similar transactions for U.S. federal income tax purposes; U.S. holders whose functional currency is not the U.S. dollar; holders that are controlled foreign corporations or passive foreign investment companies; or tax-exempt organizations.

This discussion is based on the tax laws of the United States, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. No rulings have been requested from the U.S. Internal Revenue Service (the “IRS”) and there can be no guarantee that the IRS would not challenge, possibly successfully, the treatment described below.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

The Business Combination will involve certain contributions that should be treated as taxable exchanges for the contributing shareholders—whereby the contributing shareholders would be treated as exchanging shares in the Contributed Entities in exchange for Shares—and certain contributions that should be treated as tax-deferred reorganizations described under Section 368(a) of the Code, in each case, for U.S. federal income tax purposes. Notwithstanding that certain contributions under the Business Combination are expected to be treated as taxable exchanges, the Business Combination is not expected to result in Moolec (Cayman Islands) recognizing income that would be subject to U.S. federal income tax.

Additionally, the Business Combination should not result in a recognition of any taxable gain or loss for Moolec (Cayman Islands)’s current shareholders. Moolec (Cayman Islands)’s current shareholders should continue to have the same tax basis in, and holding period for, Shares as they had prior to the Business Combination.

The Business Combination Agreement

The Business Combination Agreement

The BCA was signed on April 17, 2025 among Moolec, the Bioceres Group shareholders, Union Group, Nordelis, Bioceres Group, Theo, Gentle Tech and Nutrecon (collectively, the “Parties”). The Board approved the Business Combination and authorized execution of the BCA on April 16, 2025. For an overview of the Business Combination, including a summary of the terms of the BCA relating to consideration, applicable deductions and the holdback, see the section entitled “Summary of the Business Combination—Overview of the Business Combination.” The following summarizes the other material provisions of the BCA. This summary should be read together with the full text of the BCA, which is included in Exhibit 99.2 to the Form 6-K.

Conditions precedent to Closing

The obligation of the Parties to consummate the Business Combination are subject to the satisfaction or waiver of customary closing conditions at or prior to Closing, including (i) the approval of the Business Combination by Moolec’s shareholders; (ii) Moolec’s completion of (x) the reverse share split, and (y) its change of jurisdiction by discontinuing from the Grand Duchy of Luxembourg and transferring by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands; (iii) the cancelation of awards approved by the Board on December 12, 2024, (iv) the approval by Moolec and its shareholders of 1,465,757 stock options to be accelerated and converted to Shares at $2.00 per share and the related Shares shall be issued prior to Closing and (v) the adherence by the totality of the Bioceres Group shareholders to the BCA, including by means of the drag along rights set out in Bioceres Group’s new articles of association adopted by a special resolution of certain Bioceres Group shareholders at a general shareholders meeting held on April 1, 2025.

The obligations of the Parties to consummate the Business Combination are subject to certain additional conditions at or prior to closing, including (i) the accuracy of certain representations and warranties of the Parties; (ii) the performance or compliance in all material respects with all agreements and covenants required by the BCA; (iii) the delivery of certifications as to the satisfaction of the conditions; and (iv) the absence of a material adverse effect in connection with the Contributed Entities.

Representations and Warranties

The BCA contains customary representations and warranties of certain Bioceres Group shareholders, Nordelis, Union Group and the Contributed Entities, including but not limited to Bioceres Group, relating to, among other things, their ability to enter into the BCA. The representations and warranties of the Parties contained in the BCA will terminate and be of no further force and effect as of the Closing, expect for the representations and warranties contained in sections 3, 4 and 8 of the BCA, which shall survive for a period ending on the first anniversary of the Closing.

Covenants

The BCA contains customary covenants of the Parties, including, among others, covenants providing for (i) the operation of the Parties’ respective businesses prior to consummation of the Business Combination, and (ii) the Parties’ efforts to satisfy conditions to consummate the Business Combination. The covenants of the Parties contained in the BCA will terminate and be of no further force and effect as of the Closing of the Business Combination, except for those covenants that by their terms require performance after Closing.

Squeeze Out Rights

In the event that any of the Bioceres Group ordinary shares are to be transferred to Moolec pursuant to the “squeeze out” rights in section 979 Companies Act 2006, Moolec and Bioceres Group will comply with statutory procedures outlined for transferring shares of Bioceres Group pursuant to such “squeeze out” rights. This process ensures lawful execution of shares transferred under the squeeze out provisions, safeguarding Moolec’s consolidation efforts. The BCA does not apply to the transfer of squeezed shares. Any sections in the BCA or associated agreements pertaining to squeezed shares are disregarded, provided the shares are transferred under the legal squeeze out procedure. This exclusion ensures the statutory process can proceed unimpeded by contractual provisions. Holders of squeezed shares are not obligated by terms of the BCA unless they are involved in a capacity other than as holders of squeezed shares.

Termination

The BCA can be terminated any time before Closing under the following conditions:

(i)	by a written agreement among Moolec, the Bioceres Group shareholders’ representative (the “Representative”), Union Group and Nordelis;

(ii)	by either Moolec, the Representative, Union Group or Nordelis with written notice to the other Parties if the planned Business Combination is not completed by 5:00 p.m. (UTC-3) on September 9, 2025, unless mutually agreed in writing by the involved Parties to extend this date;

(iii)	by either Moolec, the Representative, Union Group or Nordelis with written notice to the other Parties if a governmental authority has issued an order that permanently restrains, enjoins, or otherwise blocks the completion of the transactions planned by the BCA, and this order is final and non-appealable, despite the Parties’ commercially reasonable efforts to lift the order; and

(iv)	by either Moolec, the Representative, Union Group or Nordelis with written notice to the other Parties if an event, fact, or condition arises that makes it impossible to fulfil a condition required for the terminating party to complete the transactions under the BCA, unless this event is due to the terminating party neglecting to fulfil or comply with any prior obligations, agreements, or conditions under the BCA.

If the BCA is terminated as described above, it will become void with no further effect, eliminating liability for any Party or its subsidiaries, affiliates, or representatives concerning the BCA or the transactions it contemplates. Exceptions apply as detailed in sections 11.1, 11.7, 11.14, and 11.15 of the BCA, and for any liability arising from a Party’s breach of the BCA.

Post-closing carve-out of Theo

Pursuant to the BCA, after Closing, Moolec (Cayman Islands) has the obligation to complete the Theo Carve-Out. The Theo Carve-Out involves transferring the 96.2% interest that Bioceres Group holds in Theo to the Bioceres Group shareholders based on their proportionate shareholding in Bioceres Group immediately prior to the Closing of the Business Combination. The Theo Carve-Out must be completed by Moolec (Cayman Islands) within 12 months following the Closing.

Shareholder Approval Required for Closing

Bioceres Group

On April 1, 2025, Bioceres Group held a general shareholders meeting to discuss and approve the following special resolutions: (i) re-register Bioceres Group as a private company limited by shares within the meaning of the Companies Act 2006, (ii) change the name of Bioceres Group PLC to Bioceres Group Limited, and (iii) adopt new articles of association for Bioceres Group, including drag along rights. Special resolutions require at least 75% of the votes cast to be in favor of the resolution. Votes withheld do not count towards the total votes cast for or against a resolution. All three resolutions were unanimously approved by the votes cast at the general shareholders meeting, and the re-registration of Bioceres Group PLC as a private company limited by shares took effect on April 9, 2025.

Further, with regard to the execution of the BCA, Bioceres Group sent a circular to its shareholders on March 7, 2025 to present the BCA structure and request that the shareholders grant a power of attorney (the “Power of Attorney”) to the Representative allowing the Representative to sign the BCA on their behalf. From March 7, 2025 through the signing of the BCA, shareholders representing approximately 87% of Bioceres Group’s share capital have granted the Power of Attorney to the Representative pursuant to which the Representative signed the BCA. The board of directors of Bioceres Group approved the Business Combination and authorized execution of the BCA on April 2, 2025. No other Bioceres Group shareholder approvals are required for the Closing of the Business Combination.

Moolec

Although not required to do so, Moolec intends to put the Business Combination to a shareholder vote at an extraordinary general meeting, such vote to be passed by way of ordinary resolution of the shareholders of Moolec. Under the articles of association of Moolec proposed to be adopted by Moolec on effectiveness of the Redomiciliation, a simple majority (i.e., more than 50%) of votes cast by members who (being entitled to do so) vote in person or by proxy at an extraordinary general meeting must be obtained to approve a shareholder resolution of this type at an extraordinary general meeting. Given that together Bioceres Group, Union Group and their affiliates hold more than 50% of the voting capital of Moolec, we expect the Business Combination to be approved at the extraordinary general meeting that will be convened within a short period after the signing of the BCA.

Summary Historical Financial Information for Bioceres Group PLC

The following tables present Bioceres Group’s summary historical financial data, prepared in accordance with IFRS, on a consolidated basis, as of and for the periods indicated below. The financial information as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022 has been derived from and should be read in conjunction with the audited consolidated financial statements of Bioceres Group and the accompanying notes thereto included in Exhibit 99.3 to the Form 6-K. The financial information as of December 31, 2024 and for the six months ended December 31, 2024 and 2023 has been derived from and should be read in conjunction with the interim unaudited consolidated financial statements of Bioceres Group and the accompanying notes thereto included in Exhibit 99.4 to the Form 6-K.

	As of December 31, 2024	As of June 30, 2024	As of June 30, 2023
	(In US$ except as otherwise indicated)
ASSETS
NON-CURRENT ASSETS
Other financial assets	373,520	190,517	1,826
Other receivables	27,128,645	27,887,034	8,022,723
Income taxes	15,379	10,889	24,486
Deferred tax assets	19,975,796	14,476,230	28,433,321
Investments in joint ventures and associates	64,991,989	92,795,851	118,342,963
Property, plant and equipment	74,935,727	74,612,434	68,159,339
Investment properties	560,783	560,783	3,589,749
Intangible assets	176,760,919	177,331,280	175,292,219
Goodwill	112,163,432	112,163,432	112,163,432
Right of use asset	16,335,484	11,601,752	13,936,575
Total non-current assets	493,241,674	511,630,202	527,966,633

CURRENT ASSETS
Cash and cash equivalents	33,201,142	52,994,865	49,265,020
Other financial assets	9,597,877	14,667,607	19,829,014
Trade receivables	228,437,463	209,007,195	159,376,782
Other receivables	38,376,133	34,657,383	38,197,456
Recoverable income tax	1,500,924	655,691	9,537,799
Inventories	101,809,489	125,929,768	140,437,616
Biological assets	4,398,841	294,134	146,842
Total current assets	417,321,869	438,206,643	416,790,529
Total assets	910,563,543	949,836,845	944,757,162

	As of December 31, 2024	As of June 30, 2024	As of June 30, 2023
	(In US$ except as otherwise indicated)
EQUITY
Issued capital	2,382,321	2,371,453	2,096,534
Own shares held	(444,473)	(444,473)	-
Shares trading premium	(7,020,546)	(7,289,991)	(13,587,790)
Stock options and share based incentives	6,645,791	6,222,175	1,853,856
Retained deficit/earnings	(31,960,439)	1,142,761	33,828,159
Revaluation of property, plant and equipment reserve	(1,323,916)	(1,323,916)	(1,323,916)
Foreign currency translation reserve	(782,649)	534,827	724,779
Equity attributable to owners of the parent	(32,503,911)	1,212,836	23,591,622
Non-controlling interest	244,356,305	248,788,534	234,978,480
Total equity	211,852,394	250,001,370	258,570,102

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	151,769,309	127,248,305	152,445,700
Deferred revenue and advances from customers	1,879,736	1,925,138	2,057,805
Government grants	1,986	782	127,285
Joint ventures and associates	749,269	296,455	622,823
Deferred tax liabilities	32,950,920	34,500,445	53,272,466
Provisions	17,307,170	17,484,715	16,901,773
Consideration for acquisition	1,929,241	2,005,143	3,166,720
Convertible notes	83,400,171	80,809,686	75,213,146
Lease liabilities	10,848,789	8,161,359	10,030,524
Total non-current liabilities	300,836,591	272,432,028	313,838,242

CURRENT LIABILITIES
Trade and other payables	144,082,550	168,937,536	151,520,304
Borrowings	228,081,833	234,510,751	180,000,607
Employee benefits and social security	8,421,333	7,506,831	9,950,862
Deferred revenue and advances from customers	2,931,008	3,924,801	24,893,396
Income tax payable	5,898,060	4,825,271	509,034
Government grants	4,933	3,655	222,713
Consideration for acquisition	3,165,618	4,571,824	1,393,203
Lease liabilities	5,289,223	3,122,778	3,858,699
Total current liabilities	397,874,558	427,403,447	372,348,818
Total liabilities	698,711,149	699,835,475	686,187,060
Total equity and liabilities	910,563,543	949,836,845	944,757,162

	For the six-months ended December 31, 2024	For the six-months ended December 31, 2023	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
	(In US$ except as otherwise indicated)
Revenues from contracts with customers	199,478,869	256,984,240	466,376,330	420,867,429	329,517,122
Government grants	10,154	74,723	197,519	93,509	120,693
Initial recognition and changes in the fair value of biological assets at the point of harvest	588,053	338,128	(45,746)	610,554	6,388,030

Cost of sales	(117,374,985)	(160,375,954)	(279,368,328)	(235,464,072)	(208,371,368)
Changes in the net realizable value of agricultural products after harvest	(204,910)	(2,192,558)	(2,385,069)	(4,351,433)	(42,523)
Research and development expenses	(8,797,433)	(8,605,575)	(17,422,487)	(15,943,987)	(7,378,941)
Selling, general and administrative expenses	(64,731,412)	(66,145,040)	(126,340,822)	(116,531,274)	(84,336,898)
Share of profit or loss of joint ventures and associates	(27,778,758)	(21,206,303)	(21,023,150)	47,709,605	(1,000,737)
Other income or expenses, net	164,944	(2,398,240)	(703,265)	1,055,299	(3,304,166)
Operating loss	(18,645,478)	(3,526,579)	19,284,982	98,045,630	31,591,212

Financial cost	(20,183,299)	(16,757,516)	(37,498,668)	(33,576,632)	(22,762,427)
Other financial results	(1,086,189)	(10,980,849)	(9,744,466)	(13,674,756)	(11,790,899)
Loss before income tax	(39,914,966)	(31,264,944)	(27,958,152)	50,794,242	(2,962,114)

Income tax	3,091,074	(7,444,529)	(1,103,152)	2,328,366	(17,026,303)
Loss for the year	(36,823,892)	(38,709,473)	(29,061,304)	53,122,608	(19,988,417)

Other comprehensive income
Items that may be subsequently reclassified to profit and loss	(1,518,743)	6,579,570	(1,092,833)	(911,896)	28,568,482
Foreign exchange differences on translation of foreign operations from joint ventures	(477,918)	1,250,603	977,482	(46,541)	1,645,772
Foreign exchange differences on translation of foreign operations	(1,040,825)	5,328,967	(2,070,315)	(865,355)	26,922,710
Items that will not be subsequently reclassified to loss and profit	-	-	-	(1,467,349)	(6,017,329)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates	-	-	-	(184,630)	(586,268)
Revaluation of property, plant and equipment, net of tax	-	-	-	(1,282,719)	(5,431,061)
Total comprehensive loss	(38,342,635)	(32,129,903)	(30,154,137)	50,743,363	2,562,736

Loss for the period attributable to:
Equity holders of the parent	(33,103,200)	(36,504,783)	(32,685,398)	40,435,923	(6,607,764)
Non-controlling interests	(3,720,692)	(2,204,690)	3,624,094	12,686,685	(13,380,653)
	(36,823,892)	(38,709,473)	(29,061,304)	53,122,608	(19,988,417)
Total comprehensive loss attributable to:
Equity holders of the parent	(34,420,676)	(30,785,132)	(32,875,350)	39,068,323	(5,839,301)
Non-controlling interests	(3,921,959)	(1,344,771)	2,721,213	11,675,040	(9,128,109)
	(38,342,635)	(32,129,903)	(30,154,137)	50,743,363	(14,967,410)

Weighted average number of shares	19,038,163	18,046,322	18,481,014	14,581,657	2,197,716

Loss per share
Basic loss attributable to ordinary equity holders of the parent	(1.7388)	(2.0228)	(1.7686)	2.7731	(3.0067)
Diluted loss attributable to ordinary equity holders of the parent	(1.7388)	(2.0228)	(1.7686)	2.7731	(3.0067)

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

Introduction

Moolec is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the BCA.

The following unaudited pro forma consolidated financial information is presented to give effect to the BCA. For more information about the Business Combination see the section titled “The Business Combination.”. The unaudited pro forma consolidated statement of financial position as of December 31, 2024, the unaudited pro forma consolidated statement of income for the six-months ended December 31, 2024 and the unaudited pro forma consolidated statement of income for the year ended June 30, 2024 (together, the “Unaudited Pro Forma Information”) are based upon, derived from, and should be read in conjunction with (i) the Moolec 2024 Audited Financial Statements, which are included in the Moolec 2024 20-F filed with the SEC on October 30, 2024,  (ii) the Bioceres Group 2024 Audited Financial Statements, which are included in this 6-K, (iii) the Moolec December 2024 Interim Unaudited Financial Statements, which are included in the Form 6-K and (iv) the Bioceres Group December 2024 Interim Unaudited Financial Statements, which are included in the Form 6-K.

The accompanying Unaudited Pro Forma Information give effect to adjustments that are (i) directly attributable to the Business Combination, (ii) factually supportable, and (iii) with respect to the unaudited pro forma consolidated statement of income, expected to have a continuing impact on the consolidated results. The unaudited pro forma consolidated statement of financial position assumes that the Business Combination was consummated on December 31, 2024, the unaudited pro forma consolidated income statements assume that the Business Combination was consummated on July 1, 2023.

The BCA will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3 “Business Combinations” (“IFRS 3”), with Bioceres Group determined to be the accounting acquirer under this guidance.

Under IFRS 3, all assets acquired and liabilities assumed are generally recorded at their acquisition date fair value. For the purposes of preparing the Unaudited Pro Forma Information, the fair value of Moolec’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Certain preliminary estimates were used which will be updated upon finalization of the purchase accounting in our historical financial statements for periods reflecting the acquisition. Management believes the estimated fair values used for the assets to be acquired and liabilities to be assumed are based on reasonable assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material.

The Unaudited Pro Forma Information has been prepared by management in accordance with the bases outlined herein and is not necessarily indicative of the consolidated financial position or results of operations that would have been realized had the Business Combination occurred as of the dates indicated, nor is it meant to be indicative of any anticipated consolidated financial position or future results of operations that we will experience after the Business Combination. In addition, the accompanying unaudited pro forma consolidated statements of income do not include any expected cost savings or operating synergies, which may be realized subsequent to the Business Combination or integration-related items.

We prepared the following Unaudited Pro Forma Information in accordance with Article 11 or Regulation S-X by applying certain pro forma adjustments to Moolec and Bioceres Group historical consolidated financial statements. We have based the pro forma adjustments on available information and certain assumptions that we believe are reasonable under the circumstances. The actual adjustments to the Moolec consolidated financial statements for future periods will depend upon a number of factors and additional information that is not yet available. Accordingly, the actual adjustments that will appear in the Moolec consolidated financial statements for future periods will differ from these pro forma adjustments, and those differences may be material.

UNAUDITED PROFORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE TWELVE-MONTH PERIOD ENDED JUNE 30, 2024
(In United States Dollars)

	Column I Bioceres Group PLC	Column II Moolec Science SA	Column III Theo Carve-out	Column IV Reclassifications and eliminations	Column V Pro-forma Adjustments	Ref	Column VI Pro-forma consolidated combined information
Revenues from contracts with customers	466,376,330	5,625,124	-	-	-		472,001,454
Government Grants	197,519	-	-	-	-		197,519
Initial recognition and changes in the fair value of biological assets	(45,746)	-	-	-	-		(45,746)

Cost of sales	(279,368,328)	(5,152,543)	-	-	-		(284,520,871)
Other Income	-	495,468	-	-	-		495,468
Changes in the net realizable value of agricultural products after harvest	(2,385,069)	-	-	-	-		(2,385,069)
Research and development expenses	(17,422,487)	(1,772,273)	-	-	(682,635)	I.b)	(19,877,395)
Selling, general and administrative expenses	(126,340,822)	(7,522,850)	-	(643,060)	-		(134,506,732)
Marketing expenses	-	(643,060)	-	643,060	-		-
Share of profit or loss of joint ventures and associates	(21,023,150)	-	28,770,462	(19,940)	-		7,727,372
Other income or expenses, net	(703,265)	(72,717)	-	-	-		(775,982)
Operating profit (loss)	19,284,982	(9,042,851)	28,770,462	(19,940)	(682,635)		38,310,018
					-
Other financial results	(9,744,466)	1,868,964	-	-	1,703,223	I.a)	(6,172,279)
Finance costs	(37,498,668)	(1,165,418)	-	-	-		(38,664,086)
Share of profit or loss of joint ventures and associates	-	(19,940)	-	19,940	-		-
Profit (loss) before income tax	(27,958,152)	(8,359,245)	28,770,462	-	1,020,588		(6,526,347)

Income tax	(1,103,152)	1,046,985	-	-	143,353	I.c)	87,186
Profit (loss) for the period	(29,061,304)	(7,312,260)	28,770,462	-	1,163,941		(6,439,161)

Shares	18,481,014	37,870,351	-	-	-		127,831,148

Loss per share	(1.77)	(0.19)	-	-	-		(0.05)

We provide the unaudited pro forma consolidated statements of operations for informational purposes only. The unaudited pro forma consolidated statements of operations do not purport to represent what our results of operations would have been had the Business Combination actually occurred on the assumed dates or project our results of operations for any future period or future date.

UNAUDITED PROFORMA CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024
(In United States Dollars)

	Column I Bioceres Group PLC	Column II Moolec Science SA	Column III Theo Carve-out	Column IV Reclassifications & eliminations	Column V Pro-forma Adjustments	Ref	Column VI Pro-forma consolidated combined information
Investments in joint ventures and associates	64,991,989	-	(7,087,172)	-	-		57,904,817
Property, plant and equipment	74,935,727	1,263,344	-	-	-		76,199,071
Intangible assets	176,760,919	9,055,855	-	-	33,114,490	II.b) 1) & II.b) 4)	218,931,264
Goodwill	112,163,432	281,034	-	-	28,941,322	II.b) 1)	141,385,788
Other non-current assets	64,389,607	11,236,528	-	(8,997,476)	-		66,628,659
Total non-current assets	493,241,674	21,836,761	(7,087,172)	(8,997,476)	62,055,813		561,049,600

Cash and cash equivalents	33,201,142	1,929,911	-	-	-		35,131,053
Trade receivables	228,437,463	1,929,807	-	-	-		230,367,270
Inventories	101,809,489	4,844,773	-	-	-		106,654,262
Other current assets	53,873,775	840,111	-	(2,149,600)	-		52,564,286
Total current assets	417,321,869	9,544,602	-	(2,149,600)	-		424,716,871
Total assets	910,563,543	31,381,363	(7,087,172)	(11,147,076)	62,055,813		985,766,471

Borrowings	151,769,309	19,372,053	-	(6,796,406)	-		164,344,956
Accounts payable	-	2,201,070	-	(2,201,070)	-		-
Convertible notes	83,400,171	-	-	-	-		83,400,171
Other non-current liabilities	65,667,111	553,707	-	-	6,954,043	II.b) 2)	73,174,861
Total non-current liabilities	300,836,591	22,126,830	-	(8,997,476)	6,954,043		320,919,988

Trade and other payables	144,082,550	-	-	2,641,716	-		146,724,266
Borrowings	228,081,833	2,365,894	-	-	-		230,447,727
Accounts payable	-	3,133,610	-	(3,133,610)	-		-
Other current liabilities	25,710,175	958,451	-	-	(126,654)	II.b) 3)	26,541,972
Total current liabilities	397,874,558	6,457,955	-	(491,894)	(126,654)		403,713,965

Total liabilities	698,711,149	28,584,785	-	(9,489,370)	6,827,389		724,633,953

Equity attributable to the parent	(32,503,911)	2,796,578	(7,087,172)	(1,657,706)	55,228,424	II.b)	16,776,213
Non-controlling interest	244,356,305	-	-	-	-		244,356,305
Total equity	211,852,394	2,796,578	(7,087,172)	(1,657,706)	55,228,424		261,132,518

Total liabilities and Equity	910,563,543	31,381,363	(7,087,172)	(11,147,076)	62,055,813		985,766,471

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2024
(In United States Dollars)

	Column I Bioceres Group PLC	Column II Moolec Science SA	Column III Theo Carve-out	Column IV Reclassifications & eliminations	Column V Pro-forma Adjustments	Ref	Column VI Pro-forma consolidated combined information
Revenues from contracts with customers	199,478,869	4,199,966	-	-	-		203,678,835
Government Grants	10,154	-	-	-	-		10,154
Initial recognition and changes in the fair value of biological assets	588,053	-	-	-	-		588,053

Cost of sales	(117,374,985)	(4,859,562)	-	-	-		(122,234,547)
Other Income	-	122,468	-	-	-		122,468
Changes in the net realizable value of agricultural products after harvest	(204,910)	-	-	-	-		(204,910)
Research and development expenses	(8,797,433)	(723,545)	-	-	(341,317)	III.b)	(9,862,295)
Selling, general and administrative expenses	(64,731,412)	(2,545,182)	-	(332,310)	-		(67,608,904)
Marketing expenses	-	(332,310)	-	332,310	-		-
Share of profit or loss of joint ventures and associates	(27,778,758)	-	29,448,429	(40,850)	-		1,628,821
Other income or expenses, net	164,944	(22,794)	-	-	-		142,150
Operating profit (loss)	(18,645,478)	(4,160,959)	29,448,429	(40,850)	(341,317)		6,259,825

Other financial results	(1,086,189)	1,326,093	-	(196,406)	417,375	III.a)	460,873
Finance costs	(20,183,299)	(1,214,190)	-	196,406	-		(21,201,083)
Share of profit or loss of joint ventures and associates	-	(40,850)	-	40,850	-		-
Profit (loss) before income tax	(39,914,966)	(4,089,906)	29,448,429	-	76,058		(14,480,385)

Income tax	3,091,074	(252,900)	-	-	71,677	III.c)	2,909,851
Profit (loss) for the period	(36,823,892)	(4,342,806)	29,448,429	-	147,734		(11,570,535)

Shares	19,038,163	38,822,121	-	-	-		127,831,148

Loss per share	(1.74)	(0.11)	-	-	-		(0.11)

We provide the unaudited pro forma consolidated statements of operations for informational purposes only. The unaudited pro forma consolidated statements of operations do not purport to represent what our results of operations would have been had the Business Combination actually occurred on the assumed dates or project our results of operations for any future period or future date.

NOTES TO UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL INFORMATION

Description of the Transaction

The Business Combination consists of Moolec’s strategic business combination with Bioceres Group, Gentle Tech, and Nutrecon, resulting in an enlarged company structure with Moolec as the parent company. Subject to the terms and conditions of the BCA, several parties will transfer their respective holdings in the Contributed Entities to Moolec (Cayman Islands). In exchange, Moolec (Cayman Islands) will issue a combination of newly issued shares and warrants of Moolec (Cayman Islands) to the shareholders of the Contributed Entities.

For more information on the Business Combination, please see the section entitled “The Business Combination Agreement.”

Accounting for the Business Combination – basis of presentation

The Unaudited Pro Forma Information has been prepared using the acquisition method of accounting under the provisions of IFRS 3 and is based on the historical financial information of Moolec and Bioceres Group. Acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information. The actual purchase price allocation used by the preparation of the Unaudited Pro Forma Information will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the Unaudited Pro Forma Information and the final acquisition accounting will materialize and could have a material impact on the accompanying pro forma condensed consolidated financial information and the combined company’s future consolidated financial statements.

The Business Combination will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, with Bioceres Group determined to be the accounting acquirer under this guidance. The factors that were considered in determining that Bioceres Group should be treated as the accounting acquirer in the Business Combination were (i) the relative voting rights in the surviving entity (approximately 63% for the former shareholders of Bioceres Group and approximately 31% for the former shareholders of Moolec), (ii) the potential composition of the board of directors in the surviving entity and other committees (audit, compensating and nominating), (iii) the relative fair value assigned to Bioceres Group and Moolec, and (iv) the potential composition of senior management of the surviving entity.

I. Unaudited ProForma Condensed Combined Statement of Operations for the Year Ended June 30, 2024

Column I is derived from the historical audited consolidated financial data of Bioceres Group for the year ended June 30, 2024 derived from Bioceres Group 2024 Audited Financial Statements.

Column II is derived from the historical audited consolidated financial data of Moolec for the year ended June 30, 2024 derived from the Moolec 2024 Audited Financial Statements.

Column III shows the effect of the transfer of Bioceres Group’s 96.2% participation in Theo to the Bioceres Group shareholders (pro rata to the Bioceres Group shareholders’ holding of ordinary shares in Bioceres Group which will take place after Closing).

Column IV provides for certain reclassifications that have been made to the historical income statement in order to conform to presentation standards to be used after the Business Combination.

Column V shows the transaction pro forma adjustments, which comprise mainly the following:

(a)	Lower results of investments associated with outstanding shares of Moolec in the portfolio of one of the subsidiaries of Bioceres Group.

(b)	Higher amortization charges resulting from the increase in value of Moolec’s “Intangible assets”, as a consequence of the purchase price allocation. Useful lives of “Intangible assets” subject to amortization recorded as a consequence of the purchase price allocation are the same as those disclosed in the Moolec 2024 Audited Financial Statements.

(c)	The related income tax effects on the adjustments described in (b) above based on the enacted tax law in effect as of the end of 2024 (21%).

(d)	The number of ordinary shares has been calculated assuming that changes in issued share capital described in II.(a) below to be materialized on consummation of the BCA.

Column VI shows the unaudited interim consolidated combined financial data of Bioceres Group and Moolec for the year ended June 30, 2024, after giving effect to the adjustments and reclassifications of Columns III, IV and V.

The unaudited pro forma loss per share data is computed by dividing the unaudited pro forma consolidated net income for the year attributable to the controlling shareholder by the number of Moolec’s outstanding shares after giving effect to the Business Combination, including up to 87,827,474 ordinary shares to be issued by Moolec to effect the BCA.

II. Unaudited ProForma Condensed Combined Statement of Financial Position as of December 31, 2024

Column I is derived from the historical unaudited consolidated financial data of Bioceres Group derived from the Bioceres Group December 2024 Interim Unaudited Financial Statements.

Column II is derived from the historical unaudited consolidated financial data of Moolec derived from the Moolec December 2024 Interim Unaudited Financial Statements.

Column III shows the effect of the transfer of Bioceres Group’s 96.2% participation in Theo to the Bioceres Group shareholders (pro rata to the Bioceres Group shareholders’ holding of ordinary shares in Bioceres Group which will take place after Closing).

Column IV provides for the elimination of certain transactions between Bioceres Group and Moolec as of December 31, 2024 related to intercompany financial debt.

Column V shows the transaction pro forma adjustments derived from accounting for the BCA under the following assumptions:

(a)	Consideration for the business combination amounted to approximately $64.7 million, which will be consummated through an equity exchange as follows:

1)	Bioceres Group shareholders will surrender their share ownership in Bioceres Group and will receive in exchange up to 80,590,280 of the surviving entity.

2)	The shareholders of 100% fully owned Nutrecon and 50% owned Gentle Tech will surrender their ownership in these two entities and will receive in exchange 6,475,000 shares and 5,000,000 warrants of the surviving entity. The historical information of these two entities have not been included due to its immateriality.

3)	The equity structure reflects the accounting acquiree’s equity structure, including the equity instruments issued by the accounting acquiree to effect the BCA.

4)	Under the terms of the BCA, each share of Bioceres Group will be exchanged by 3.15 Shares of Moolec. Also the shareholders of the other contributed entities will receive 6,475,000 new shares and 5,000,000 of warrants at a strike price of $2.00 per warrant.

New shares to be issued in connection with the exchange to Bioceres Group Limited	80,590,280
New shares to be issued in connection with the exchange to Nutrecon and Gentle Tech shareholders	6,475,000
New warrants to be issued in connection with the exchange to Nutrecon and Gentle Tech shareholders	5,000,000

Fair value of MLEC share as of April 14, 2025	$0.72
Fair value of new shares to be issued	$62,687,002
Fair value of new warrants to be issued	$2,000,000
Total consideration exchanged	$64,687,002

(b)	Consideration paid has been allocated to identifiable assets and liabilities of Moolec (the accounting acquiree) based on their estimated fair value. Adjustments to book value as a result of the purchase price allocation is as follows:

1)	$33.1 million to “Intangible assets” based on the discounted cash flow method allocated to PiggySooy and GLASO technologies. PiggySooy intangible is not being amortized and GLASO intangible is being amortized over the remaining useful life of approximately 20 years. See “Item 4—B. Business overview—Our Segments and Key Products” in our annual report on Form 20-F for the year ended June 30, 2024 filed with the SEC on October 30, 2024. A decrease in previously registered goodwill of $(0.3) million and an increase in goodwill arising from the BCA for approximately $29.2 million. See 4) below.

2)	$7.0 million to “Deferred income tax liabilities” as a result of applying the enacted tax law as of the end of 2024 using the statutory income tax rate to be in force in the United States (21%) to temporary differences arising from the pro forma adjustments of intangibles.

3)	$(0.1) million to “Warrants” as a result of revaluation outstanding Moolec warrants.

4)	Bioceres Group has performed a preliminary valuation analysis of the fair market value of Moolec’s assets and liabilities, based on the quotation price of Moolec. The following table summarizes the preliminary purchase price allocation of the acquisition:

In US$
Total consideration exchanged	64,687,002

Cash and cash equivalents	1,929,911
Trade and other receivables	13,637,475
Property, plant and equipment	1,263,344
Intangible assets	42,170,338
Right of use assets	368,970
Inventories	4,844,773
Borrowings / Financial debt	(21,737,947)
Accounts payable	(5,334,680)
Lease liabilities	(347,832)
Warrant liabilities	(155,540)
Deferred tax liabilities	(7,270,073)
Other liabilities	(566,093)
Total net assets	28,802,645
Goodwill	29,222,356
Total consideration for MLEC (*)	58,025,002

(*)

The difference between “Total consideration exchanged” and “Total consideration for MLEC” is related to the consideration assigned to Nutrecon and Gentle Tech, which were not included in the Unaudited Pro Forma Condensed Combined Consolidated Financial Information due to their immateriality.

Column VI shows the unaudited interim consolidated combined financial data of Bioceres Group and Moolec as of December 31, 2024, after giving effect to the adjustments of Columns III, IV and V.

III. Unaudited ProForma Condensed Combined Statement of Operations for the Six-Month Period Ended December 31, 2024

Column I is derived from the historical unaudited interim consolidated financial data of Bioceres Group for the six-month period ended December 31, 2024 derived from the Bioceres Group December 2024 Interim Unaudited Financial Statements.

Column II is derived from the historical unaudited consolidated financial data of Moolec for the six-month period ended December 31, 2024 derived from the Moolec December 2024 Interim Unaudited Financial Statements.

Column III shows the effect of the transfer of Bioceres Group’s 96.2% participation in Theo to the Bioceres Group shareholders (pro rata to the Bioceres Group shareholders’ holding of ordinary shares in Bioceres Group which will take place after Closing).

Column IV provides for the elimination of certain transactions between Bioceres Group and Moolec for the year ended June 30, 2024 mainly related to intercompany transactions. Also, certain reclassifications have been made to the historical statement of operations in order to conform to presentation standards to be used after the Business Combination.

Column V shows the transaction pro forma adjustments, which comprise mainly the following:

(a)	Lower results of investments associated with outstanding shares of Moolec in the portfolio of one of the subsidiaries of Bioceres Group.

(b)	Higher amortization charges resulting from the increase in value of Moolec’s “Intangible assets”, as a consequence of the purchase price allocation. Useful lives of “Intangible assets” subject to amortization recorded as a consequence of the purchase price allocation are the same as those disclosed in the Moolec 2024 Audited Financial Statements.

(c)	The related income tax effects on the adjustments described in (b) above based on the enacted tax law in effect as of the end of 2024 (21%).

(d)	The number of ordinary shares has been calculated assuming that changes in issued share capital described in II.(a) above to be materialized on consummation of the BCA.

Column VI shows the unaudited interim consolidated combined financial data of Bioceres Group and Moolec for the six-month period ended December 31, 2024, after giving effect to the adjustments and reclassifications of Columns III, IV and V.

The unaudited pro forma loss per share data is computed by dividing the unaudited pro forma consolidated net income for the year attributable to the controlling shareholder by the number of Moolec’s outstanding shares after giving effect to the Business Combination, including up to 87,827,474 ordinary shares to be issued by Moolec to effect the BCA.

Risk Factors

The risks and uncertainties described below are not the only risks and uncertainties that we may face in connection with the Business Combination. There may be additional risks and uncertainties that are either unknown to us or considered immaterial at present that could adversely impact the business, financial condition, operating results, prospects, and profits of the Contributed Entities and us. If any of the risks described below actually occur, our business, financial condition, results of operations, prospects, profits and share price could be materially adversely affected. You should also consider the other information in this disclosure statement, our Annual Report on Form 20-F filed with the SEC and the Annual Report on Form 20-F of BIOX included in Exhibit 99.5 to the Form 6-K.

Risks Related to the Business Combination and the Contributed Entities

The Business Combination may not be completed and the BCA may be terminated in accordance with its terms.

The Business Combination is subject to a number of conditions that must be satisfied or waived prior to the completion of the Business Combination, which are described in the section entitled “The Business Combination Agreement — Conditions to the Completion of the Business Combination.” These conditions to the completion of the Business Combination may not be satisfied or waived in a timely manner or at all, and, accordingly, the business combination may be delayed or may not be completed.

In addition, if the Business Combination is not completed by September 9, 2025, any of the parties to the BCA may choose not to proceed with the Business Combination by terminating the BCA, and the parties can mutually decide to terminate the BCA at any time. In addition, either we or other parties to the BCA may elect to terminate the BCA in certain other circumstances as further detailed in the section entitled “The Business Combination Agreement — Termination”.

If the Business Combination is not completed for any reason, including the failure to receive the required approval of our shareholders, our businesses and financial results may be adversely affected, including as follows:

●	we may experience negative reactions from the financial markets, including negative impacts on the market price of our ordinary shares;

●	the manner in which industry contacts, business partners and other third parties perceive us may be negatively impacted, which in turn could affect our marketing operations or our ability to compete for new business or obtain renewals in the marketplace more broadly;

●	we may experience negative reactions from employees; and

●	we will have expended time and resources that could otherwise have been spent on our existing businesses and the pursuit of other opportunities that could have been beneficial to us, and our ongoing business and financial results may be adversely affected.

In addition to the above risks, if the BCA is terminated and our board seeks an alternative transaction, our shareholders cannot be certain that we will be able to find a party willing to engage in a transaction on more attractive terms than the business combination. For a description of these circumstances, see the section entitled “The Business Combination Agreement — Termination.”

The Business Combination may be more difficult, costly or time consuming than expected and we may fail to realize the anticipated benefits of the Business Combination.

The success of the Business Combination will depend, in part, on the ability to realize the anticipated synergies, operating efficiencies, and cost savings from combining us with the Contributed Entities. To realize the anticipated benefits and cost savings from the Business Combination, we must integrate and combine the Contributed Entities’ business in a manner that permits these cost savings to be realized, without adversely affecting current revenues and future growth. If we are not able to successfully achieve these objectives, the anticipated benefits of the Business Combination may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the Business Combination could be less than anticipated, the costs associated with effecting the Business Combination may be more than anticipated, and integration may result in additional and unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the Business Combination and the other transactions contemplated by the BCA, as well as any delays encountered in the integration process, could have an adverse effect upon our revenues, levels of expenses and operating results and financial condition, which may adversely affect the value of our ordinary shares after the completion of the Business Combination.

We and the Contributed Entities have operated and, until the completion of the Business Combination, must continue to operate, independently. It is possible that the integration process could result in the loss of key associates, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers and other business parties or to achieve the anticipated benefits and cost savings of the Business Combination. Integration efforts between us and the Contributed Entities may also divert management attention and resources. These integration matters could have an adverse effect on us during this transition period and for an undetermined period after completion of the Business Combination.

Our directors and executive officers have potential conflicts of interest in the Business Combination, including when exercising discretion in agreeing to changes to the terms of or waivers of closing conditions in the BCA.

Our directors and executive officers have the potential for conflicts of interest in the Business Combination and related decisions. These individuals have interests in the Business Combination that differ from, or are additional to, those of our shareholders, including the potential continuation of certain directors post-Closing, the treatment of outstanding equity awards, and severance benefits and acceleration of equity awards upon certain employment terminations. These interests might influence their decisions, including voting in favor of the business combination agreement.

Moreover, the discretionary actions by our directors and officers in agreeing to modifications or waiving closing conditions within the BCA may result in conflicts when assessing whether such changes or waivers are appropriate and in our shareholders’ best interests. Leading up to the Closing, situations may arise requiring us to amend the BCA, consent to actions, or waive rights due to changes in the Contributed Entities’ business or requests by our counterparties under the BCA to implement actions typically prohibited by the BCA’s terms. The board’s discretion in granting consent or waiving rights might be swayed by directors’ financial and personal interests, potentially conflicting between what they believe is best for us and our shareholders, versus what might benefit them or their affiliates.

The Contributed Entities’ shareholders and their affiliates currently control a significant number of our ordinary shares and, after the closing, will continue to control a significant number of our ordinary shares, providing the shareholders of Bioceres Group and Union Group and their affiliates with substantial influence over us. Our other existing shareholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.

Upon completion of the Business Combination, Union Group and its affiliates are expected to beneficially own approximately 16.9% of our Shares and become our largest shareholder. As a result, Union Group and its affiliates may have substantial influence over matters requiring approval by our shareholders, including the election and removal of directors, amendments to our memorandum and articles of association, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. Union Group and its affiliates may have interests that are different from those of our other shareholders. After the completion of the Business Combination, our other existing shareholders will own a smaller percentage of us than they currently own. Accordingly, it may be more difficult for our other existing shareholders to influence us after the Closing through the exercise of their shareholders’ rights.

The ownership of our ordinary shares by Union Group and its affiliates may adversely affect the trading price for our ordinary shares after the Business Combination in the event Union Group takes any action with its shares that could result in an adverse impact on the price of our ordinary shares, including a sale of such shares.

Holders of our Shares will not have dissenters’ rights or appraisal rights with respect to the Business Combination.

No appraisal or dissenters’ rights are available to holders of Shares in connection with the Business Combination. Under section 238 of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), shareholders of a Cayman Islands exempted company ordinarily have dissenters’ rights upon dissenting from a merger or consolidation in accordance with the Companies Act. However, as the Business Combination is not being effected by means of a merger or consolidation of Moolec (Cayman Islands), the said holders of Shares immediately prior to the Business Combination will not benefit from, or be entitled to exercise, the rights of dissenters set out in section 238 of the Companies Act.

The unaudited pro forma combined consolidated financial information included in this disclosure statement will not represent our actual financial position or results of operations following the completion of the Business Combination. Our future results may differ, possibly materially, from the unaudited pro forma combined consolidated financial information presented in this disclosure statement.

This disclosure statement contains unaudited pro forma combined consolidated financial information, which is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of Moolec and Bioceres Group prior to the Business Combination or that of Moolec (Cayman Islands) following the Business Combination for several reasons. For example, the unaudited pro forma combined consolidated financial information does not reflect the effect of any additional potential financing activity that may occur prior to or subsequent to the completion of the Business Combination or integration costs. In addition, the Business Combination and post-Business Combination integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the Business Combination or in connection with the post-Business Combination integration process may significantly increase the related costs and expenses incurred by us. Our actual financial position and results of operations prior to the Business Combination and that of the combined company following the Business Combination may be different, possibly materially, from the unaudited pro forma combined consolidated financial information included in this disclosure statement. In addition, the assumptions used in preparing the unaudited pro forma combined consolidated financial information included in this disclosure statement may not prove to be accurate and may be affected by other factors. For additional information, see the section entitled “Unaudited Pro Forma Combined Consolidated Financial Information.”

As the assumptions used for unaudited pro forma combined consolidated financial information are subject to uncertainties, and because our and Bioceres Group’s actual financial situations differ materially, the unaudited pro forma combined consolidated financial information does not necessarily reflect future costs, cash flows or other results of operations of Moolec, Bioceres Group or the combined company following the Closing. Moreover, we will not provide any report or analysis of any differences between the unaudited pro forma combined consolidated financial information contained herein and actual results later achieved.

Our debt levels after the Closing may limit our financial flexibility.

As of December 31, 2024, we had approximately $21.7 million of outstanding financial indebtedness. As of December 31, 2024, Bioceres Group and its consolidated subsidiaries had approximately $463.3 million of outstanding financial indebtedness, approximately $160.8 million of which is financial indebtedness of Bioceres Group’s subsidiaries Bioceres S.A. and Bioceres LLC and the remainder of which is financial indebtedness of BIOX and its subsidiaries. No financial indebtedness of Moolec or the Contributed Entities is expected to mature and be repaid in connection with the consummation of the Business Combination.

Our pro forma financial indebtedness as of December 31, 2024, assuming Closing of the Business Combination had occurred on such date and the assumption of the outstanding Bioceres Group’s consolidated financial indebtedness and repayment of amounts that will mature in connection therewith, is approximately $478.2 million, representing an increase in comparison to our financial indebtedness on a recent historical basis. Any increase in the Bioceres Group’s consolidated financial indebtedness could have adverse effects on its financial condition and results of operations, including:

●	imposing additional cash requirements on the Bioceres Group in order to support interest payments, which reduces the amount the Bioceres Groups has available to fund its operations and other business activities;

●	increasing the risk that the Bioceres Group may default on its debt obligations and that secured creditors enforce their loan agreements or security interest on collateral, including BIOX shares owned by the Bioceres Group;

●	increasing the risk that the Bioceres Group may default on its debt obligations and that secured creditors enforce guarantees under their debt agreements or their security interest on collateral, including BIOX shares owned by the Bioceres Group;

●	limiting the Bioceres Group’s ability to sell assets, engage in strategic transactions or obtain additional financing for working capital, capital expenditures, general corporate and other purposes;

●	limiting the Bioceres Group’s flexibility in planning for or reacting to changes in its business and the industry in which it operates; and

●	increasing the Bioceres Group’s exposure to a rise in interest rates, which will generate greater interest expense to the extent it does not have applicable interest rate fluctuation hedges.

Following the Closing, certain secured creditors of Bioceres Group’s subsidiaries may enforce their security interest on shares of BIOX that have been pledged, and we could lose a portion or all of this asset.

As of March 31, 2025, Bioceres Group and Bioceres LLC held 21,111,039 shares of BIOX. As of March 31, 2025, Bioceres S.A. and Bioceres LLC, has approximately $160.8 million in outstanding principal and accrued interest under various debt instruments secured by 18,775,999 shares of BIOX. Presently, Bioceres Group exercises significant control over BIOX, controlling 44.1% of BIOX’s issued and outstanding capital stock. This level of control over BIOX allows Bioceres Group to influence major corporate decisions and policies that align with its interests.

Should these secured creditors enforce their security interest in the shares of BIOX following the Business Combination, not only could we lose this asset, but our interest in BIOX would also be reduced considerably and there exists a substantial risk that we could lose our ability to exercise control over BIOX. This loss of control may diminish our capacity to guide strategic direction and decision-making within BIOX, impacting long-term plans, growth potential and expected synergies.

Additionally, if the collateral becomes insufficient to satisfy the outstanding debts under Bioceres Group’s subsidiaries’ secured debt facilities, certain lenders will hold an unsecured claim against us. In the event of a default on these debt obligations, third-party creditors may seize the pledged assets, adversely affecting our financial health and operational capabilities. This could result in a disruption in key business activities and in available capital, and the possible necessity of further borrowing, which may not be available on commercially reasonable terms and may divert management’s time for running the business.

Changes in facts and circumstances may affect Bioceres Group’s accounting consolidation over BIOX. After the Closing, we may be required to deconsolidated BIOX from an accounting perspective.

As of March 31, 2025, Bioceres Group and Bioceres LLC owned 44.1% of the outstanding common shares of BIOX. Bioceres Group concluded that on accounting basis it exercises “de facto control” on BIOX, based on the following: (i) the percentage and concentration of its voting rights, and the absence of the shareholders with significant voting rights (ii) the record of attendance to shareholders’ meetings and the record of votes cast by the other shareholders; and (iii) the effective control exercised by Bioceres Group to direct BIOX’s relevant activities through the board of directors, where the Bioceres Group appointed five out of seven board members. However, changes in fact pattern that Bioceres Group assessed, or that we may assess after the Closing, might result in deconsolidation from an accounting perspective.

The market price of our ordinary shares may decline in the future because of the sale of our ordinary shares held by the Contributed Entities’ former shareholders or our current shareholders.

In connection with the Business Combination, we expect to issue up to 87,827,474 Shares and 5,000,000 warrants purchase to Shares (subject to adjustment resulting from the reverse share split). Following their receipt of our Shares in the Business Combination, the Contributed Entities’ former shareholders may seek to sell their Shares, and the BCA contains no restriction on the ability of the Contributed Entities’ former shareholders to sell such Shares following completion of the Business Combination. Other shareholders may also seek to sell Shares held by them following, or in anticipation of, completion of the Business Combination. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of Shares, may affect the market for, and the market price of, Shares in an adverse manner.

Completion of the Business Combination may trigger a change in control or other provisions, if any, in certain agreements to which Bioceres Group or one of its subsidiaries is a party.

The completion of the Business Combination may trigger a “change in control” and other provisions, if any, in certain agreements to which Bioceres Group is a party. If Bioceres Group is unable to negotiate waivers of those provisions, if any, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages or equitable remedies. Even if Bioceres Group is able to negotiate consents or waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Bioceres Group. There is no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available, that the exercise of any such rights will not result in a material adverse effect or that any modifications of such agreements will not result in a material adverse effect.

Shareholder litigation could prevent or delay the completion of the Business Combination or otherwise negatively impact our business and operations.

Transactions like the Business Combination are frequently the subject of litigation or other legal proceedings, including actions alleging that either parties’ board of directors breached their respective duties to their shareholders by entering into a business combination agreement, by failing to obtain a greater value in a transaction for their shareholders or any other claims (contractual or otherwise) arising out of a business combination or the transactions related thereto. Holders of our ordinary shares may file lawsuits against us, and/or our directors and officers in connection with the Business Combination. One of the conditions to the Closing of the Business Combination is that no governmental entity of competent jurisdiction shall have enacted any law that has the effect of prohibiting the Closing of the Business Combination or issued any order, injunction or decree that has the effect of prohibiting the Closing of the Business Combination. If any plaintiff were successful in obtaining an injunction prohibiting us from consummating the Business Combination or any of the other transactions contemplated by the BCA, then such injunction may delay or prevent the Closing and could result in significant costs to us. We may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the Business Combination. Such litigation could have an adverse effect on our ability to consummate the Business Combination or on our respective financial condition, results of operations and growth prospects, including through the possible diversion of our resources or distraction of key personnel.

Uncertainty about the Business Combination may adversely affect relationships with distributors, suppliers, business partners, and employees, whether or not the Business Combination is completed.

Uncertainty about the Business Combination and our efforts to complete the Business Combination could create uncertainty surrounding and significantly disrupt our business. Uncertainty regarding our future could also adversely affect our relationships with existing and potential customers, distributors, suppliers, vendors, strategic partners and employees. For example, clients, distributors, and other counterparties may delay or defer decisions concerning entering into contracts or otherwise working with us, seek to change our existing business relationships or consider doing business with other companies rather than us. Competitors may also target our customers by highlighting potential uncertainties and other risks related to the Business Combination. The pendency of the Business Combination may also divert attention and resources from our management towards completing the Business Combination and preparing for integration activities and away from ongoing business and operations. Uncertainty as to whether the Business Combination will be completed may also affect our ability to recruit prospective employees or to retain and motivate existing employees. Employee retention may be particularly challenging while the Business Combination is pending because employees may experience uncertainty about their roles following the Business Combination. These risks and the resulting adverse effects on business, financial condition and results of operations could be exacerbated by any delays in completion of the Business Combination or termination of the BCA.

We may be unable to complete the Theo Carve-out Post-Business Combination Closing

We may face challenges in completing the planned Theo Carve-Out, which is expected to take place after the Closing of the Business Combination. The success of the Theo Carve-Out relies on our ability to negotiate and finalize definitive agreements with the involved parties and to meet the required closing conditions, including creating positive distributable reserves. The Theo Carve-Out process can be complex and time-consuming, potentially causing disruptions to our operations. These disruptions might impact our relationships with customers and suppliers, distract our management from the company’s primary business activities, and affect employee retention and motivation. Furthermore, unforeseen factors such as changes in market conditions, regulatory challenges, or adverse economic developments could hinder the execution of the Theo Carve-Out.

During the execution of the Theo Carve-Out, we may also uncover undisclosed liabilities related to Theo. Until the completion of the Theo Carve-Out, we would be required to recognize these liabilities on our balance sheet, which could affect our financial position. We may not be able to identify and manage these liabilities in an adequate manner.

Failure to complete the Theo Carve-Out could adversely impact our financial position and operational results. If we encounter significant difficulties or delays in this process, we may not realize the anticipated benefits of the Business Combination, affecting our long-term strategic goals and shareholder value. Additionally, any failure in managing these risks effectively could expose us to potential litigation or reputational harm.

Nutrecon and Gentle Tech are early-stage capital intensive businesses that do not generate revenue

Nutrecon and Gentle Tech are early-stage companies that have not begun generating revenue and require substantial capital to maintain and expand their operations. This situation presents several risks that could impact our financial condition and results of operations. The development of these businesses is capital-intensive, necessitating significant investment in research and development and business operations to realize their potential. Without sufficient revenue streams, maintaining the necessary cash flow can present challenges, and we may need to raise additional capital sooner than anticipated. If we are unable to secure the necessary funding, we may be forced to delay, limit, or significantly reduce development efforts for these businesses.

The absence of revenue generation coupled with high operational costs could lead to sustained operating losses. We expect these businesses to incur significant expenses and record losses as they progress through design, development, and manufacturing stages.

Additionally, the availability of financing might be constrained by external factors, such as market volatility, global economic conditions, or geopolitical tensions, which could adversely affect access to credit and capital markets. Consequently, the inability to obtain financing on favorable terms, or at all, may hinder our ability to pursue business objectives and strategic opportunities. Furthermore, if these businesses fail to achieve revenue generation or profitability, this could materially undermine our financial position and ability to sustain their operations, affecting shareholder value and overall business performance.

Business of the Contributed Entities

Background on the Contributed Entities

The Contributed Entities consist of Bioceres Group and its subsidiaries, Nutrecon and its subsidiaries and Gentle Tech and its subsidiaries. 50% of the share capital of Gentle Tech is held by Bioceres Group and will be contributed to Moolec as part of the contribution of Bioceres Group, and 50% of the share capital of Gentle Tech is held and will be contributed to Moolec by Union Group. See the section entitled “Summary of the Business Combination” for corporate charts showing the subsidiaries held by Bioceres Group, Nutrecon and Gentle Tech.

The most significant asset held by the Contributed Entities are the shares of Bioceres Crop Solutions Corp. (“BIOX”), which are held by Bioceres Group. BIOX is incorporated in the Cayman Islands and its ordinary shares are listed on Nasdaq under the symbol “BIOX.” As of March 31, 2025, Bioceres Group held 44.1% of the outstanding common shares of BIOX, owning a controlling interest that allows it to consolidate BIOX through “de facto” control in its financial statements.

As of December 31, 2024, BIOX represents approximately 99.9% and 91.7% of the total revenues and total assets, respectively, of the Contributed Entities. As of December 31, 2024, BIOX and Bioceres Group held approximately 70% and 30%, respectively, of the total indebtedness of the Contributed Entities. As BIOX represents such a significant part of the Contributed Entities, we have included the Annual Report on Form 20-F of BIOX and the interim unaudited financial statements of BIOX as of and for the six months ended December 31, 2024 in Exhibits 99.5 and 99.6 to the Form 6-K, respectively. You should carefully review the information relating to BIOX contained in such Exhibits.

In general, Bioceres Group is a holding company that has subsidiaries that are operating companies. The information presented below focuses on the business of Bioceres Tech Services LLC (“Bioceres Tech”), which is a business line held by Bioceres Group, Nutrecon and Gentle Tech. Each of Bioceres Tech, Nutrecon and Gentle Tech are or hold early-stage or pre-revenue enterprises, and therefore the amount of information presented for each is significantly less detailed than the information relating to BIOX presented in Exhibits 99.5 and 99.6 to the Form 6-K. In addition, where appropriate, we describe below certain material agreements and material assets held at the Bioceres Group level and at other levels in the corporate structures of the Contributed Entities.

General Overview

Bioceres Tech

Bioceres Tech owns a substantial 50% of the share capital of Agrality. Agrality is a dynamic company that excels in providing a broad range of agricultural services and capabilities. These services are pivotal for the success of its partners in delivering pioneering products and technologies across various industries. The company’s operations are strategically located in Argentina, Brazil, and the United States, fostering collaborative innovation that transcends borders.

Agrality’s key assets include its research and development labs situated at INDEAR in Rosario and its headquarters located in Buenos Aires. The company is proud of its state-of-the-art warehousing facilities present at its seed production plants, along with an experimental field station in Pergamino, Buenos Aires. Its global operations are supported by comprehensive infrastructure, including seed production plants in Miramar (Argentina); Lafayette, Mendon, Fremont, Nickerson, North Bend (United States); and Paracatu (Brazil), which are equipped with advanced transportation and testing machinery integrated with electronic data collection systems.

The company employs approximately 120 full-time staff members, primarily engaged in contract research organization (“CRO”) services. Agrality operates as a self-financed entity, maintaining a total net debt of $29.4 million as of December 31, 2024, which underscores its effective financial management strategies. The business model of Agrality emphasizes supplying full-spectrum capabilities intended to comprehensively meet farmers’ needs.

Agrality offers a wide range of biotechnology services, which include molecular biology for genotyping assistance in plant breeding, plant transformation, and tissue culture for the enhancement of crop genetics. Its regulatory affairs support ensures smooth navigation through the registration and approval processes, facilitating successful market entries for projects.

The company provides breeding and field-testing solutions that encompass all aspects of breeding programs—from nursery management to performance trials—ensuring optimal outcomes. Agrality’s specialized machinery enables the achievement of high purity levels in crop production and satisfies stringent isolation requirements. All seed production operations are conducted in fields that are 100% irrigated, enabling the company to realize the highest potential for large-scale production.

Agrality extends its capabilities to processing and manufacturing, with several facilities that enable multi-crop drying, processing, and conditioning. Its warehousing and distribution operations include expansive storage capacities of 300,000 square feet, capable of managing and timely shipping up to 1.1 million units.

The company’s crop portfolio is diverse and comprehensive, covering corn, soybean, sunflower, sorghum, wheat, alfalfa, amaranth, barley, bean, canola, chickpea, cotton, lentil, peanut, rice, safflower, tobacco, and peas. This extensive offering reflects Agrality’s commitment to supporting global agricultural production.

Nutrecon

Nutrecon is an early-stage, cutting-edge biotechnology company headquartered in Helsinki, Finland. With state-of-the-art laboratories in Helsinki, Espoo, and Lappeenranta, Nutrecon provides comprehensive support and services in research and development, as well as in quality control. In Lappeenranta, Nutrecon also operates a pilot-to-industrial scale fermentation facility designed to serve industrial, academic, and R&D needs—particularly within the food and biotech sectors. The facility enables efficient process scaling and test material production, with a total fermentation capacity of up to 27,000 liters. It operates in full compliance with current Good Manufacturing Practice (cGMP) regulations for food products, covering all aspects of plant design, operational procedures, protocols, and personnel management.

Nutrecon’s asset base consists of a 90% ownership stake in Synbio Powerlabs, as well as in the intellectual property assets— including trademarks and patent applications—originally developed by Eternal (Mycofood US LLC). (trademarks and patent applications) from Eternal (Mycofood US LLC).

Nutrecon serves two critical roles: as a Research and Technology Organization (“RTO”) and a Contract Development and Manufacturing Organization (“CDMO”). This dual positioning enables Nutrecon to effectively bridge the gap between biotechnology research and industrial applications.

Nutrecon operates on a revenue model comprising service fees and revenue-sharing schemes. The first revenues are anticipated by the end of calendar year 2025, reflecting its strategic financial planning. Its RTO and CDMO roles are key to facilitating the transition of biotechnology innovations from laboratory settings to full industrial-scale production. This approach ensures the transformation of advanced research outputs into commercially viable solutions.

Nutrecon supports a range of activities from Research and Development (“R&D”) to industrial processing through state-of-the-art facilities:

●	The Helsinki and Espoo laboratories offer lab-scale services equipped with advanced technology capable of handling both fermentative and mammalian processes. These facilities specialize in early-stage development, including inoculum preparation, with process capacities scaling up to 15 liters—making them ideal for proof-of-concept and small-scale optimization work.

●	Lappeenranta Facility: Currently in planning, this facility will focus on pilot and industrial services, supporting process development, optimization, scale-up, and validation. It will feature comprehensive bioreactor systems with capacities of 50, 500, 10,000, and 27,000 liters. Completion is expected in the third quarter of calendar year 2025, offering downstream and analytical services to enhance operational workflows.

Nutrecon’s financial outlook for the next eighteen months includes managing an overhead cash burn rate of approximately $110,000 annually. This comprises $40,000 for payroll and contractors and $70,000 in fixed costs. The total capital expenditure forecast for 2024/2025 is €7 million (approximately $7.35 million). Additionally, a pending investment of $2.1 million is slated for funding through the Business Finland grant, which supports Nutrecon’s growth and expansion of innovative capabilities.

Gentle Tech

Gentle Tech is an early-stage, pioneering company dedicated to designing sustainable agricultural equipment that reduces environmental impact. By utilizing materials science, information technologies, and alternative energy sources, Gentle Tech focuses on creating machinery that maximizes agricultural efficiency while minimizing the carbon footprint typical of traditional farming activities.

The company holds a controlling stake of 51% in Gentle Farming and 64% in G-FAS through Gentle Farming. Both subsidiaries possess patents for innovative machinery that are set to redefine agricultural processes. With operations based primarily in Argentina, Gentle Tech is co-owned equally by Bioceres Group and Union Group, each with a 50% share.

A lean team comprises three full-time employees and one part-time employee, including two of the original founders who now spearhead operations at the G-FAS subsidiary. G-FAS serves as the primary operational arm, featuring advanced technological pipelines for tool carriers and harvesting heads.

Gentle Tech does not own operational facilities but relies on third-party services for most equipment production, allowing the company to concentrate on innovation and building intellectual property while maintaining production flexibility.

The business model splits into two units: G-FAS operates on a business-to-consumer model, directly selling harvesting heads to farmers and large agricultural companies. Gentle Farming focuses on developing a technology pipeline, concentrating first on intellectual property before generating revenue. An annual cash injection of around $120,000 is required to cover payroll, corporate purposes, and IP maintenance.

G-FAS’s signature product, a revolutionary harvesting head, offers substantial advantages over conventional equipment. It reduces soil compaction by 80%, energy needs by 85%, and greenhouse gas emissions by 95%. Additionally, it uses 40% less fuel and is 70% lighter, significantly boosting efficiency and lowering agriculture’s environmental impact.

Through Gentle Farming, the company pioneers the development of next-generation agricultural machinery designed to address the most pressing challenges in the sector. By combining autonomous operation, energy-transition technologies, and innovative sustainable materials, Gentle Farming is redefining how agricultural equipment is conceived and built.

Gentle Farming’s strategic vision addresses core agricultural challenges, prioritizing sustainability and efficiency. The lightweight machinery it develops reduces soil compaction and energy use, integrating cutting-edge smart technologies to enhance industry competitiveness and manage labor shortages effectively.

Strengths and Strategies

The following sets forth the main strengths and strategies of the Contributed Entities.

Bioceres Tech

Comprehensive Service Offering

Agrality distinguishes itself in the agricultural sector with a suite of services and capabilities that address diverse industry needs. This broad strategic approach positions Agrality as an indispensable partner for pioneering agricultural technologies and solutions. A major strength is its robust infrastructure and expansive global reach across Argentina, Brazil, and the United States. This geographical footprint facilitates seamless cross-border collaboration and innovation, establishing Agrality as a key player in the agricultural domain.

Research and Development Excellence

A core strength of Agrality lies in its extensive research and development facilities, highlighted by state-of-the-art labs at INDEAR in Rosario. The company’s focus on R&D drives cutting-edge innovation, enabling Agrality to maintain a competitive edge through advancements in agricultural products and technologies. With headquarters in Buenos Aires and strategically located seed production plants, Agrality assures operational support to maximize efficiency in agricultural production and distribution.

Biotechnology Services as Cornerstone

Agrality’s dedication to biotechnology services is central to its competitive strategy. By leveraging molecular biology for genotyping and tissue culture for crop genetic enhancement, Agrality significantly boosts clients’ breeding efforts. Specialized regulatory affairs support ensures smooth navigation through market entry challenges, positioning Agrality as a trusted partner in transforming innovation into ready-for-market solutions.

Field Testing and Breeding Solutions

Agrality’s field-testing and breeding solutions further strengthen its strategic position by offering comprehensive support in breeding programs, from nursery management to performance trials. This holistic approach ensures optimal outcomes reinforced by high-purity crop production, achieved through advanced machinery and stringent isolation standards.

Processing, Manufacturing, and Distribution Capacity

On the processing and manufacturing front, Agrality leverages expansive facilities for multi-crop drying, processing, and conditioning. Coupled with warehousing and distribution capabilities, Agrality manages up to 1.1 million units for timely shipping. With 300,000 square feet of storage, Agrality offers a unique value proposition for partners seeking efficient, large-scale agricultural operations.

Diversified Crop Portfolio

Agrality differentiates itself with a diverse crop portfolio, encompassing over 21 essential crops. This diversity positions Agrality as a significant contributor to global agricultural productivity. Strongly serving the North American market through US-based seed production sites and maintaining a significant operational presence in Brazil and Argentina, Agrality aligns its strategic focus toward global market leadership.

Nutrecon

Strategic Position and Asset Portfolio

Nutrecon uses its strategic position and asset portfolio to gain a competitive edge. Based in Finland, with facilities in Helsinki, Espoo, and Lappeenranta, the company leads in biotech research and innovation. Important assets include a 90% stake in Synbio Powerlabs and intellectual property from Eternal, originally developed by Mycofood US LLC, allowing Nutrecon to advance breakthroughs in food tech and biotech.

Unique Functionalities and Competitive Strategy

Nutrecon’s dual role as an RTO and CDMO bridges biotech research and industrial application, transitioning innovations to scalable, commercial solutions and adding value for clients and partners.

Facility Capabilities

State-of-the-art facilities in Helsinki and Espoo support diverse activities. They offer high-precision lab services for fermentative and mammalian processes, crucial for inoculum preparation and process development, scaling up to 15 liters.

Upcoming Expansion

The new Lappeenranta facility will enhance strategic advantage with pilot and industrial capabilities focused on development, optimization, scale-up, and validation. With bioreactors between 50 and 27,000 liters, comprehensive services will be available from Q3 2025, improving workflows and competitiveness.

Gentle Tech

Sustainable Innovation and Competitive Strategy

Gentle Tech leads in sustainable agricultural innovation using materials science, information technologies, and alternative energy sources. This innovative approach forms its competitive strategy, offering solutions that reduce environmental impact while boosting farming efficiency.

Strategic Asset Management

The company’s strategic asset management includes controlling stakes in subsidiaries Gentle Farming (51%) and G-FAS (64%), which hold crucial intellectual property rights with transformative machinery patents, based in Buenos Aires and Rosario, Argentina.

Agility and Focus in Operational Model

Gentle Tech’s operational model emphasizes agility, with a lean team of three full-time employees, including two founders. Involvement at G-FAS ensures innovation continuity, while third-party equipment production maintains flexibility and focus on intellectual property.

Innovative Products and Environmental Benefits

G-FAS’s advanced harvesting head significantly lowers environmental impacts, reducing soil compaction, energy usage, greenhouse gas emissions, and fuel consumption.

Focus on Smart Agricultural Machinery

Through Gentle Farming, Gentle Tech develops next-generation machinery with autonomous operation and sustainable materials, cutting power needs and embracing energy transitions for smart crop production.

Strategic Position in the Evolving Market

Gentle Tech’s focus on lightweight, smart technology-enhanced machinery places it strategically in the evolving agricultural equipment market projected at $297 billion by 2030.

Products and Addressable Markets

Bioceres Tech

Product Offerings

Agrality provides a wide array of biotechnology solutions tailored for the global agricultural sector. Its core products include:

●	Molecular Biology Services: assistance for genotyping in plant breeding, and molecular characterization of GM crops.

●	Plant Transformation Techniques: methods for enhancing crop genetics, by means of obtaining GM events and gene editing techniques.

●	Tissue Cultures: support for genetic improvement of crops.

In addition to these biotechnology products, Agrality offers breeding and field-testing solutions, covering all aspects from nursery management to performance trials, ensuring high-purity levels in crop production.

Processing and Manufacturing

Agrality has strong capabilities in processing and manufacturing, including facilities for multi-crop drying, processing, and conditioning. Efficient warehousing and distribution are supported by a storage capacity of 300,000 square feet, handling and shipping up to 1.1 million units.

Addressable Markets

Agrality operates in the agribusiness solutions sector across North and South America, offering services such as biotechnology, regulatory affairs, field testing and breeding, seed production, and seed processing.

●	North America: the agricultural market in North America was valued at approximately $10.65 billion in 2024, accounting for 56.1% of the global market. It is projected to reach $51.8 billion by 2033, with a CAGR of 19.2% from 2025 to 2033. This growth reflects the strong demand for advanced agricultural technologies and services in the U.S. and Canada—core markets where Agrality operates, especially after its acquisition of Nebraska Irrigated Seeds and Mendon Seed Growers.

●	South America: the agricultural market value in South America is projected to reach $389.87 billion in 2025, with an expected annual growth rate of 5.28%. The Latin American agrochemicals market, which often overlaps with biotech and seed services, is expected to grow to $64.4 billion by 2030, with a CAGR of 4.9% between 2024 and 2030. Particularly Argentina and Brazil, where Agrality has a strong presence, represents a key growth region for field trials, seed production, and biotech validation, making it a significant part of the company’s addressable market.

Nutrecon

Product Offerings

Nutrecon operates at the cutting edge of biotechnology, offering innovative products and services that bridge the gap between research and industrial applications. The company leverages its dual roles as a RTO and a CDMO to provide comprehensive biotechnology services.

Key offerings include:

●	Advanced R&D Capabilities: at its state-of-the-art facilities in Helsinki and Espoo, Nutrecon handles complex fermentative and mammalian processes, with lab-scale services supporting initial inoculum preparation and potential scale-up to 15 liters.

●	Pilot and Industrial Services: an upcoming facility in Lappeenranta, with completion anticipated by the third quarter of 2025, will support process development, optimization, scale-up, and validation. Featuring bioreactors with capacities of 50, 500, 10,000, and 27,000 liters, this facility will provide essential downstream and analytical services for efficiency.

Products on the Market

Nutrecon’s products are offered under the ETERNAL brand, featuring sustainable, fungi-based ingredients derived from the filamentous fungus Fusarium venenatum (A3/5, ATCC PTA-2684), which was approved by the US Food and Drug Administration (FDA) and the European Food Safety Authority (EFSA) for human consumption.

ETERNAL has two presentations of Food Grade Biomass: wet and dried.

●	Wet Biomass: this product has between 18-25% dry matter and a pH between 5-6 in water. The structure and consistency of this product is tuna like paste with a light mushroom smell and taste.

●	Dry Biomass: this product has more than 95% of dry matter and a pH between 5-6 in water. The structure and consistency of this product is a free-flowing powder with a similar odor and taste of wet, but more intense.

Addressable Markets

Nutrecon targets a broad spectrum within the biotechnology sector, accommodating clients ranging from early-stage research entities to established industrial applications.

Nutrecon and Synbio operate within sectors of synthetic biology that are experiencing significant growth:

●	Synthetic Biology Market

The global synthetic biology market was valued at approximately $16.2 billion in 2024. It is projected to grow to approximately $42.1 billion by 2030, reflecting a CAGR of 17.3%. This market includes applications in agriculture, healthcare, food, and industrial biotechnology.

●	Precision Fermentation

The global precision fermentation market was valued at $3.03 billion in 2024 and is expected to reach $57 billion by 2032, growing at a CAGR of 44.3%. Key applications include the production of alternative proteins, enzymes, dairy substitutes, and other functional ingredients.

●	Cultivated Meat

The global cultivated meat market was valued at $1.2 billion in 2025 and is projected to grow to over $10.7 billion by 2033, with a CAGR of 16.5%. This market focuses on animal-free meat production using cell-based technologies, offering a sustainable alternative to traditional livestock.

With regard to biomass, the current markets are Europe (Germany, Holland, Greece, Estonia) and Mexico.

Gentle Tech

Product Offerings

Gentle Tech is at the forefront of sustainable agricultural technology, with a focus on producing equipment that optimizes farming efficiency and reduces environmental impact. Its product offerings utilize advancements in materials science, information technology, and alternative energy to enhance performance while meeting the need for eco-friendly farming solutions.

Key products include:

●	Revolutionary Harvesting Head: Engineered by its subsidiary G-FAS, this carbon fiber product transforms conventional farming practices by reducing soil compaction by 80%, energy consumption by 85%, and greenhouse gas emissions by 95%. It also cuts fuel usage by 40% and is 70% lighter, boosting agricultural productivity and sustainability.

●	Smart Agricultural Machinery: Through its subsidiary Gentle Farming, the company develops machinery that promotes autonomy and intelligent management solutions. These innovations reduce power needs by 85% and lighten equipment by 70%, showcasing a commitment to energy-efficient farming. The adoption of alternative energy fosters resource optimization and cost reduction, supporting the transition to sustainable crop-production systems with smart, electric, driver-optional equipment.

Addressable Markets

Gentle Tech targets the global agricultural equipment market, which is experiencing steady growth, driven by the increasing demand for mechanization to enhance productivity and meet the food requirements of a growing population. In 2024, the market was valued at approximately $193.46 billion and is projected to reach $344.73 billion by 2032, reflecting a CAGR of 7.5% during that period. This expansion is fueled by advancements in technology, including precision farming and autonomous machinery, which aim to optimize agricultural practices and resource utilization.

Development Timelines

Bioceres Tech

Agrality does not provide development timelines for products in the pipeline, as the company operates strictly as a Contract Research Organization (CRO). It does not own or manage proprietary product development, but instead offers services that support third-party R&D and commercialization efforts across the biotech industries.

Nutrecon

Nutrecon does not provide development timelines for products in the pipeline, as the company operates strictly as a Contract Research Organization (CRO). It does not own or manage proprietary product development, but instead offers services that support third-party R&D and commercialization efforts across the biotech industries.

Gentle Tech

The first working prototypes of Gentle Farming’s technologies are expected to be developed within the next 2 to 3 years, depending on the complexity and maturity of the technologies involved. Given the early stage of the company and the focus on foundational R&D, it is still too soon to provide definitive timelines for final market-ready products. The priority remains on advancing core innovations through rigorous testing and validation before moving toward commercialization.

Marketing and Sales

Bioceres Tech

Agrality’s marketing and sales strategy is centered on positioning itself as a comprehensive partner for seed and biotech companies, offering end-to-end solutions from early development through large-scale production. Rather than competing on isolated services, it markets its integrated model as a differentiator—combining biotechnology, regulatory affairs, breeding, seed production, and logistics. This approach appeals to clients looking to simplify operations and ensure consistency across geographies.

Its strong presence in North and South America—with facilities in Argentina, Brazil, and the U.S.—allows Agrality to emphasize proximity, scalability, and regional expertise. The company also plays an active role in major agricultural and seed industry events across these three geographies, helping build trust and close relationships with local producers.

Sales efforts are likely focused on high-value crops like corn and soybeans, with messaging built around reliability, regulatory experience, and production capacity. The company also highlights its rigorous quality standards and modern facilities, which serve as trust-building tools in client conversations. A key advantage is Agrality’s ability to provide both season and off-season services across hemispheres, allowing clients to work with a single partner year-round instead of coordinating with multiple CROs. Financial projections show consistent growth, suggesting a steady, service-driven expansion rather than aggressive diversification. Overall, Agrality’s strategy combines technical depth, regional reach, and operational excellence to win and retain global agribusiness clients.

Nutrecon

Nutrecon / Synbio Powerlabs’ marketing and sales strategy is grounded in a clear market need: the global bottleneck in pre-commercial scale-up for synthetic biology innovations. The company positions itself not just as a service provider but as a critical partner in taking biotech ideas from lab to industrial scale. Commercial efforts focus on securing long-term partnerships with startups, corporates, research and governmental institutions that lack internal capacity for fermentation piloting and bioprocess optimization. Rather than mass outreach, the strategy emphasizes targeted engagement with high-potential customers through tailored development packages, a modular piloting platform, and demonstrated technical capacity - from lab-scale to 27,000-liter bioreactors.

This strategic positioning is further reinforced by active participation in key European biotech networks and funding ecosystems, enhancing Nutrecon’s credibility, visibility, and access to collaborative opportunities. The combined value proposition of Nutrecon and Synbio Powerlabs—transforming underutilized feedstocks into high-value outputs—strongly resonates with organizations focused on sustainability, circular economy models, and the development of alternative proteins. This alignment with global priorities positions Nutrecon as a valuable partner for forward-thinking companies driving the future of biotechnology.

Gentle Tech

Gentle Tech’s business model divides its operations into two principal units, each with tailored sales strategies.

G-FAS follows a direct-to-grower commercial strategy, developing and selling its products primarily to individual producers and large agricultural companies. The company maintains a close relationship with farmers, providing hands-on training and support to ensure proper implementation and optimal use of its equipment. This direct engagement also enables G-FAS to showcase its solutions in real-world conditions, leveraging producer networks to generate visibility and drive regional sales. Demonstrating consistent performance across both summer and winter crops has been key to validating the versatility of its machinery. Participation in local agricultural fairs further supports outreach and customer acquisition. This approach has allowed G-FAS to steadily grow its market presence in Argentina and begin expanding operations into Uruguay and Paraguay.

As a pre-revenue initiative, Gentle Farming is currently focused on the development of proprietary technologies and machinery prototypes. The company has not yet launched commercial sales and does not have an active marketing strategy in place. Its efforts remain concentrated on refining core innovations and building a robust intellectual property portfolio to support future market entry.

Intellectual Property

Our success depends mostly on our ability to obtain and maintain intellectual property protection for our products and technologies, defend and enforce our intellectual property rights (in particular, our patent rights, trademarks and trade secrets), preserve the confidentiality of our intellectual property and operate without infringing valid and enforceable intellectual property rights of others.

We seek to protect our proprietary products, technology, and trade secrets, in part, by entering into confidential disclosure agreements with our employees, consultants and potential and actual third-party collaborators.

Bioceres Group

Bioceres co-owns and owns the HB4 patent portfolio. The patents for the HB4 soy and HB4 wheat expire in 2039 and 2040, respectively. HB4 technology, which has now been approved in multiple countries for food and feed uses and for cultivation, is the first in the world that confers tolerance to climate changes in soybeans and wheat by allowing these crops to tolerate drought and soil salinity conditions that are a significant threat to the world’s food supply.

Bioceres also co-owns patents for the Coxc5-1 family in 2027 and for the HB10 family in 2026.

The main countries in which HB4 technology has patent protection are the United States, Canada, Brazil, Argentina, Bolivia, Paraguay, Uruguay, Mexico, South Africa, Australia, India, China, Ukraine, Russia, and certain other countries in Europe.

Nutrecon

Nutrecon’s assets include the intellectual property portfolio—comprising trademarks and four patent applications—originally developed by Eternal (Mycofood US LLC). As an innovation platform, Eternal leverages state-of-the-art technologies to create advanced systems across biotechnology, artificial intelligence, computer vision, and foodtech. This strong IP foundation further strengthens Nutrecon’s ability to deliver innovative, future-focused solutions in a competitive and rapidly evolving market.

Gentle Tech

Gentle Farming is building a solid IP portfolio with six patents focused on planting and harvesting technologies. These include ultra-light harvesting headers made with carbon fiber, multi-crop harvesting systems, and several seeding devices designed to drastically reduce pulling power and soil compaction. There are also precision solutions like individual hole seeders and georeferenced Cartesian-positioning systems. The patents for ultra-light harvesting headers expire in 2041 and the others were filed in 2024. This 6-family patents portfolio reflects Gentle Farming’s commitment to developing disruptive, farmer-centric technologies.

Research and Development

Bioceres Tech

Agrality’s R&D capabilities are built around three core pillars: biotechnology, regulatory affairs, and breeding & field testing. The company supports clients across the full innovation lifecycle—from proof of concept through advanced development—offering services such as GMO characterization, plant transformation, regulatory trial design, and multi-location performance testing. With state-of-the-art labs, experienced scientific teams, and a strong track record of regulatory approvals, Agrality enables faster, more reliable advancement of biotech traits and seed technologies toward commercialization.

Nutrecon

Nutrecon and Synbio place R&D at the core of their value creation strategy, combining advanced microbial engineering with precision fermentation to accelerate the development of sustainable bioproducts. Synbio offers end-to-end R&D services—from strain development to scale-up—supported by state-of-the-art laboratories and pilot-scale bioreactors up to 27,000 liters.

Their approach focuses on converting alternative feedstocks into high-value materials, food, and chemicals, enabling partners to move from concept to commercialization with speed and technical rigor.

Gentle Tech

Gentle Farming’s R&D strategy is centered on building a robust pipeline of next-generation agricultural technologies, with a strong emphasis on automation, alternative energy integration, and the use of sustainable materials. The company prioritizes early-stage prototyping and iterative field validation to ensure practical applicability and farmer-centric design. A key component of this approach is the development of a solid intellectual property portfolio, with multiple patents filed and others in preparation, aimed at protecting core innovations and strengthening the company’s long-term competitive position.

Material Agreements

Bioceres Group

Debt instruments

For information on the debt instruments and outstanding financial indebtedness of BIOX, please see the Annual Report on Form 20-F of BIOX included in Exhibit 99.5 to the Form 6-K.

Bioceres S.A. and Bioceres LLC have approximately $160.8 million in outstanding principal and accrued interest under a variety of debt instruments. The table below indicates the lender, principal and accrued interest, interest rate and number of BIOX shares pledged under each debt instrument as of March 31, 2025.

Principal + Accrued Interest	Bioceres LLC	Bioceres S.A.	Total	Rate	Collateral (BIOX Shares)
BAF Credit Fund	$19.6 M	$0.0 M	$19.6 M	13.5%-14.5%	3,461,430
Granosur	$8.2 M	$0.0 M	$8.2 M	15%	4,200,000
Draco	$66.1 M	$0.0 M	$66.1 M	8%	3,500,000
Britannia	$7.5 M	$0.0 M	$7.5 M	12%	3,145,000
AV Securities/Port Delphi	$9.8 M	$0.0 M	$9.8 M	9.5%-10.5%	4,313,427
Termina La Quincena	$1.5 M	$0.0 M	$1.5 M	20%	156,142
Promissory Notes	$0.0 M	$48.1 M	$48.1 M	0%-10%	0
TOTAL	$112.7 M	$48.1 M	$160.8 M		18,775,999

Preferred Equity Instrument with Agriculture Investment Group Corp

On December 9, 2024, Bioceres Group and Agriculture Investment Group Corp (“Agriculture Investment”) executed a Subscription Agreement pursuant to which Agriculture Investment agreed to subscribe on December 12, 2024 (the “Completion Date”) 2,380,952 preference shares of Bioceres Group (the “Subscription Shares”) in exchange for $15 million (the “Subscription Price”). The instrument accrues a PIK amount of 9% per annum (the “PIK Amount”). Pursuant to the terms and conditions of the agreement, within the first 24 months following the closing of the Business Combination, Agriculture Investment has the option to convert all or part of the Base Amount (defined as the Subscription Price plus the PIK Amount) into Shares. If the Business Combination does not close by September 12, 2025, Agriculture Investment can request conversion of the Subscription Shares into Bioceres Group ordinary shares. Alternatively, Agriculture Investment can receive the Subscription Price plus the accrued PIK Amount and return the Subscription Shares to Bioceres Group for no consideration (the “Repayment”). In connection with this agreement, Bioceres Group executed an Escrow Agreement identifying Agriculture Investment as the sole beneficiary and placed 1.7 million BIOX shares it holds to secure the Repayment.

Bioceres Tech, Nutrecon and Gentle Tech are not party to any material agreements.

Legal Proceedings

As of the date of this disclosure statement, none of Bioceres Group, Bioceres Tech, Nutrecon or Gentle Tech were involved in or the subject of any material actual or threatened legal claims, suits or other proceedings. For a summary of the legal proceedings of BIOX, please see the Annual Report on Form 20-F of BIOX included in Exhibit 99.5 to the Form 6-K.